Exhibit 2.1
CONFORMED COPY

STOCK PURCHASE AGREEMENT

Among
SNTC HOLDING, INC.,
AURORA EQUITY PARTNERS III L.P.
and
AURORA OVERSEAS EQUITY PARTNERS III, L.P.
Dated as of September 17, 2009

i

(Continued)

(Continued)

(Continued)

(Continued)

v

EXHIBITS

Exhibit A Assignment and Assumption Agreement

Exhibit 1.01(a) Knowledge of the Seller

Exhibit 1.01(b) Transition Services Agreement

Exhibit 1.01(c) Note Purchase Agreement

Exhibit 1.01(d) Parent Guarantee

Exhibit 1.01(e) Porex Health Care Products

Exhibit 1.01(f) Knowledge of the Purchasers

Exhibit 1.01(g) Newnan Lease

Exhibit 1.01(h) Newnan Termination Agreement

Exhibit 2.07(b) Illustrative Net Working Capital

Exhibit 5.12 Seller Release

Exhibit 5.13 Purchaser Release

SCHEDULES

Schedule 2.04(c) Surviving Intercompany Accounts and Contracts

Schedule 5.14 Confidentiality Agreement Assignment

Schedule 5.15 Additional Agreements

     STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of September 17, 2009, among SNTC HOLDING, INC., a Delaware corporation (the “Seller”), on the one hand, and Aurora Equity Partners III L.P., a Delaware limited partnership (“AEP III”) and Aurora Overseas Equity Partners III, L.P., a Delaware limited partnership (“AOEP III”) (each, a “Purchaser” and together, the “Purchasers”), on the other hand.
     WHEREAS, the Seller owns all the issued and outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Porex Corporation, a Delaware corporation (“Porex”);
     WHEREAS, the Seller wishes to sell to the Purchasers, and each Purchaser wishes to purchase from the Seller, such Purchaser’s Pro Rata Portion of the Shares, all upon the terms and subject to the conditions set forth herein;
     WHEREAS, it is the intent of the Purchasers, prior to the Closing, to assign to their wholly-owned Subsidiary, Rex Holding Corporation, a Delaware corporation (“Newco”), their respective rights and obligations hereunder and to cause Newco to assume such rights and obligations pursuant to an assignment and assumption agreement, substantially in the form of Exhibit A (the “Assignment and Assumption Agreement”), and in connection therewith, each Purchaser shall provide to Newco a cash contribution equal to no less than such Purchaser’s Pro Rata Portion of the Cash Purchase Price on or prior to the Closing; and
     WHEREAS, HLTH Corporation, a Delaware corporation (“Parent”), the direct owner of all the issued and outstanding shares of common stock of the Seller, wishes to guarantee the full and timely payment and performance by the Seller of its obligations under this Agreement.
     NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller and the Purchasers hereby agree as follows:
ARTICLE I
DEFINITIONS
     Section 1.01 Certain Defined Terms. For purposes of this Agreement:
     “Action” means any claim, litigation, action, suit, arbitration or proceeding by or before any Governmental Authority, or any appeal therefrom.
     “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
     “Books and Records” means the books and records, computer data, computer tapes, electronic media, information, lists and other materials and information maintained, created or prepared by any of the Companies with respect to any of the Companies.
     “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by applicable Law to be closed in the City of New York.

     “Cash” means any cash, cash equivalents and marketable securities.
     “Closing Date” shall be the date on which the Closing shall occur in accordance with Section 2.03.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Companies” means the Porex Companies and the Porex Surgical Companies.
     “Contract” means any legally binding agreement, contract, lease, sublease, license, sublicense or undertaking, in each case, whether written or oral, except for Purchase Orders.
     “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.
     “Conveyance Taxes” means sales, use, commercial activity, value added, transfer, stamp, stock transfer, property transfer and similar Taxes.
     “Current Assets” means the sum of the current assets included on a specified balance sheet in the captions “Accounts Receivable,” “Inventories,” and “Prepaid Expenses and Other Current Assets”; provided, that “Current Assets” shall exclude (a) refunds, receivables and other current Tax assets for federal, state, local and foreign income and franchise Taxes including, without limitation, deferred Tax assets and the German Corporate Tax Credit referenced in Section 7.02 and (b) any assets arising from any Terminated Intercompany Arrangements.
     “Current Liabilities” means the sum of the current liabilities included on a specified balance sheet in the captions “Accounts Payable,” “Accrued Expenses” and “Income Taxes Payable”; provided, that “Current Liabilities” shall (a) exclude (i) federal, state, local and foreign income and franchise Taxes including deferred Taxes, (ii) any liabilities arising from any Terminated Intercompany Arrangements and (b) include transaction expenses incurred by any of the Companies in connection with the transactions contemplated by this Agreement that have not been paid prior to the Closing.
     “Disclosure Schedule” means the Disclosure Schedule, dated as of the date of this Agreement, delivered by the Seller to the Purchasers in connection with this Agreement.
     “Effective Time” means 11:59 p.m., Atlanta, Georgia time on the date prior to the Closing Date.
     “Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien, encumbrance, right of first refusal, or restriction on transfer or voting, or similar adverse restriction or encumbrance other than (a) any licenses of Intellectual Property Rights entered into in the ordinary course of business or (b) (i) any Encumbrance created on the Shares as a result of the transactions contemplated by this Agreement or (ii) any Encumbrance required to be created pursuant to the Note Purchase Documents.
     “Environmental Claim” means any Action alleging potential liability of any kind arising out of the presence, or release into the environment of, or exposure to, any Hazardous Substance, or any violation, or alleged violation, of any Environmental Law.
     “Environmental Law” means any federal, state, local, foreign or supranational statute, law, ordinance, regulation, directive, rule, code, order, consent decree or judgment and common law, in each case in effect as of the date of this Agreement, relating to pollution or protection of the environment, the use, treatment, storage, transportation, generation, manufacture, processing, distribution, handling or disposal of, or emission, discharge or other release or threatened release of Hazardous Substances, and the protection of soil, air, groundwater, drinking water, natural resources, or the health and safety of persons or property, from contamination by, or exposure to, Hazardous Substances.
     “Environmental Permit” means any permit, approval, identification number, license, registration, certificate, consent, and other authorization required under or issued pursuant to any applicable Environmental Law.
     “ERISA Affiliate” means any entity, trade or business, whether or not incorporated, that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included one or more of the Companies, or that is, or was at the relevant time, a member of the same “controlled group” as one or more of the Companies pursuant to Section 4001(a)(14) of ERISA.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Excluded Taxes” means: (a) Taxes imposed on or payable by any of the Companies for any taxable period that ends on or before the Closing Date; (b) with respect to Straddle Periods, Taxes imposed on a Company which are allocable, pursuant to Section 7.01(c), to the portion of such period ending on the Closing Date; and (c) Taxes for which a Company is held liable (i) as a transferee or otherwise through operation of law, (ii) under Section 1.1502-6 of the Regulations (or any similar provision of state, local or foreign law) by reason of such Company being included in any consolidated, affiliated, combined or unitary group with the Seller (or any Affiliates of the Seller) at any time before the Closing Date, or (iii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any express agreement to indemnify any other person; provided, however, that Excluded Taxes shall not include Taxes (i) included in the determination of Closing Net Working Capital, (ii) resulting from any act, transaction or omission (other than acts, transactions or omissions by a Purchaser or any Company that are explicitly set forth in this Agreement) of a Purchaser or a Company occurring after the Closing that is not in the ordinary course of business or (iii) resulting from any breach of a representation, warranty or covenant of a Purchaser under this Agreement.
     “FDA” means the United States Food and Drug Administration and any successor thereto.

     “Foreign Companies” means collectively, the German Companies; Porex Technologies LTD, a limited company organized in the United Kingdom and a wholly-owned Subsidiary of Porex; and Porex Technologies Sdn. Bhd., a company organized in Malaysia and a wholly-owned Subsidiary of Porex.
     “Foreign Companies MAE” means any circumstance, change in or effect on the Foreign Companies that, individually or in the aggregate with all other circumstances, changes in or effects on the Foreign Companies, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of the Foreign Companies, taken as a whole, or prevents the Seller or its Affiliates from consummating the transactions contemplated by this Agreement, the Parent Guarantee or the Transition Services Agreement or would reasonably be expected to do so; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Foreign Companies MAE”: (i) events, circumstances, changes or effects that generally affect the industries in which the Foreign Companies operate (including changes in Law or GAAP); (ii) general economic or political conditions or events, circumstances, changes or effects affecting the financial, securities, lending or commodities markets or other market conditions generally; (iii) changes arising from the consummation of the transactions contemplated by, or the announcement of, this Agreement; (iv) any circumstance, change or effect that results from any action required to be taken pursuant to or in accordance with this Agreement or at the written request of a Purchaser; (v) changes caused by a material worsening of current conditions caused by any act of terrorism or war (whether or not declared) occurring after the date of this Agreement (other than any such act that causes physical damage to any manufacturing facility owned by or leased to any of the Foreign Companies); (vi) any matter set forth in, or reasonably apparent from, the Disclosure Schedule and (vii) any adverse change or effect that is cured by the Seller prior to the Closing solely to the extent the circumstances or changes that caused such adverse change or effect do not continue to exist as of the Closing; provided, that, with respect to clauses (i), (ii) and (v), the impact of such circumstance, change in or effect is not materially disproportionately adverse to the Foreign Companies, taken as a whole as compared to other participants in the industries in which the Foreign Companies operate.
     “GAAP” means United States generally accepted accounting principles and practices in effect from time to time.
     “German ARC” means the German Act against Restraints on Competition (Gesetz gegen Wettbewerbschrankungen – GWB).
     “German Companies” means Porex Surgical GmbH and Porex Technologies GmbH.
     “German Leased Real Property” means all Leased Real Property located in Germany.
     “German Owned Real Properties” means all Owned Real Properties located in Germany.
     “Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

     “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or any written agreement entered into with a Governmental Authority in connection with the settlement of any enforcement or similar action by or on behalf of a Governmental Authority.
     “Hazardous Substances” means any toxic or hazardous substance, material or waste, or any pollutant or contaminant, or infectious, carcinogenic, caustic, reactive, corrosive or radioactive substance, material, or waste, including but not limited to petroleum and petroleum derivatives, petroleum by-products, petroleum waste, or other hydrocarbons including crude oil or any fraction thereof, fuel oil or any derivatives or degradation products thereof, all forms of natural gas, waste oil, urea formaldehyde, radon gas, asbestos or asbestos-containing materials, polychlorinated biphenyls, lead, ignitable, flammable or explosive chemical or material, radon, pesticides and toxic mold, and other substances defined in or regulated as hazardous or toxic under any Environmental Law.
     “Healthcare Regulatory Law” means (i) 42 U.S.C. §§ 1320a-7, 7a and 7b, which are commonly referred to as the “Federal Fraud Statutes”; (ii) 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “Federal False Claims Act”; (iii) 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as the “Health Insurance Portability and Accountability Act of 1996”; or (iv) any federal, state or local statutes or regulations of the United States that regulate the manufacturing, promotion or distribution of Products, including 21 U.S.C. 301 et seq., the “Federal Food, Drug and Cosmetic Act”.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
     “Indebtedness” means, without duplication, (a) any indebtedness for borrowed money, (b) any other indebtedness that is evidenced by a note, bond, debenture, draft or similar instrument (including, without limitation, any seller notes or earn-out obligations, contingent or otherwise, issued or entered into in connection with any acquisition), (c) any notes payable, (d) any reimbursement obligations pursuant to any drawn letters of credit, (e) any obligations to pay the purchase price under installment sale contracts relating to purchased property, which obligations must be accrued under GAAP for such contract as of the Closing Date, (f) any capital lease obligations, (g) any guarantee of any indebtedness of any other person; provided, that any guarantee of a Company of the indebtedness of another Company shall not be deemed to be Indebtedness of the guaranteeing Company, (h) any indebtedness of others secured by a lien on any asset of any of the Companies (whether or not such indebtedness is assumed by any of the Companies), (i) any obligations pursuant to any hedging or similar instruments, agreements or transactions, (j) indebtedness under drawn lines of credit and indebtedness under any other agreements relating to the borrowing of money or extension of credit, and (k) interest, costs, fees, premiums, and similar items payable on or in respect of any item described in any of clauses (a) through (j) of this definition, but in each such case only to the extent that such interest, costs, fees, premiums and similar items are required to be accrued under GAAP as of the Closing Date.
     “Indemnified Party” means a Purchaser, in the case of indemnification pursuant to Section 9.02, or the Seller, in the case of indemnification pursuant to Section 9.03.

     “Indemnifying Party” means the Seller, in the case of indemnification pursuant to Section 9.02, and a Purchaser, in the case of indemnification pursuant to Section 9.03.
     “Independent Third Party” means any Person other than Parent, the Seller or any of their respective controlled Affiliates (other than, for the avoidance of doubt, any of the Companies after the Closing).
     “Intellectual Property Rights” means all United States and foreign (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) confidential and proprietary information, including trade secrets and know-how, and (e) registrations and applications for registration of the foregoing.
     “IRS” means the Internal Revenue Service of the United States.
     “Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, requirement or rule of law (including common law).
     “Leased Real Property” means the real property leased by any of the Companies, in each case, as tenant or subtenant.
     “Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable, including those arising under any applicable Law, Action, Governmental Order, Contract or Purchase Order.
     “Losses” means all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties, fines and assessments (including reasonable attorneys’ fees and expenses, but excluding any allocation of corporate overhead, internal legal-department costs and other internal costs and expenses) actually suffered or incurred by an Indemnified Party or any of its Affiliates.
     “Material Adverse Effect” means any circumstance, change in or effect on the Companies that, individually or in the aggregate with all other circumstances, changes in or effects on the Companies, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of the Companies, taken as a whole, or prevents the Seller or its Affiliates from consummating the transactions contemplated by this Agreement, the Parent Guarantee or the Transition Services Agreement or would reasonably be expected to do so; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect”: (i) events, circumstances, changes or effects that generally affect the industries in which the Companies operate (including changes in Law or GAAP); (ii) general economic or political conditions or events, circumstances, changes or effects affecting the financial, securities, lending or commodities markets or other market conditions generally; (iii) changes arising from the consummation of the transactions contemplated by, or the announcement of this Agreement; (iv) any circumstance, change or effect that results from any action required to be taken pursuant to or in accordance with this Agreement or at the written request of a Purchaser; (v) changes caused by a material worsening of current conditions caused by any act of terrorism or war (whether or not declared) occurring after the date of this Agreement (other than any such act that causes physical damage to any manufacturing facility owned by or leased to any of the Companies); (vi) any matter set forth in, or reasonably apparent from, the Disclosure Schedule and (vii) any adverse change or effect that is cured by the Seller prior to the Closing solely to the extent the circumstances or changes that caused such adverse change or effect do not continue to exist as of the Closing; provided, that, with respect to clauses (i), (ii) and (v), the impact of such circumstance, change in or effect is not materially disproportionately adverse to the Companies, taken as a whole as compared to other participants in the industries in which the Companies operate.
     “Net Working Capital” means the excess of the Current Assets of the Companies over the Current Liabilities of the Companies.
     “Newnan Lease” means the Lease Agreement between PRX Holdings and Porex Surgical, with respect to the premises at 15 Dart Road in Newnan, Georgia, substantially in the form of Exhibit 1.01(g).
     “Newnan Termination Agreement” means the Lease Termination Agreement by and between PRX Holdings, Porex and Porex Surgical, terminating Prior Newnan Lease 1 and Prior Newnan Lease 2, substantially in the form of Exhibit 1.01(h).
     “Note Purchase Agreement” means the Note Purchase Agreement to be executed by the Seller and the Purchasers at the Closing, substantially in the form of Exhibit 1.01(c).
     “Note Purchase Documents” means the Note Purchase Agreement, the Purchaser Notes and any ancillary documents thereto.
     “Owned Real Property” means the real property in which any Company has fee title (or equivalent) interest.
     “Parent Guarantee” means the Guarantee, dated as of the date of this Agreement, by Parent in favor of the Purchasers, substantially in the form of Exhibit 1.01(d).
     “Permitted Encumbrances” means (a) any item set forth in Section 3.13(a) of the Disclosure Schedule, (b) Encumbrances for current Taxes not yet due or delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided, that in each such case, adequate reserves have been established on the financial statements of the Companies in accordance with, and to the extent required by, GAAP, (c) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations (i) as to which there is no default on the part of the Companies, or (ii) that are being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation) and for which, in any such case referred to in clauses (i) or (ii), adequate reserves have been established on the books and records of the Companies in accordance with, and to the extent required by, GAAP, (d) matters which would be disclosed by an accurate survey or inspection of the Owned Real Property or the Leased Real Property which they encumber, (e) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, (f) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and similar matters of record, (g) all other Encumbrances that would not have a US Companies MAE or a Foreign Companies MAE, (h) any mortgage, lien, security interest or Encumbrance that secures Indebtedness that is reflected as a liability on the Year End Audited Balance Sheet, the June Unaudited Balance Sheet or the Closing Balance Sheet, as applicable, (i) purchase-money security interests incurred in the ordinary course of business as to which there is no default on the part of the Companies as of the Closing Date, provided that the Indebtedness secured by such purchase-money security interests is reflected as a liability on the Year End Audited Balance Sheet, the June Unaudited Balance Sheet or the Closing Balance Sheet, as applicable, (j) anything disclosed in the title reports covering Owned Real Property provided to a Purchaser prior to the date of this Agreement, and (k) all other Encumbrances which, with respect to clauses (a) through (j) herein, do not, individually or in the aggregate, materially and adversely interfere with the business of the Companies, taken as a whole.
     “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.
     “Porex Companies” means Porex; Porex Technologies GmbH, a limited liability company organized under the laws of Germany which is registered in the commercial register of the local court of Dresden under HRB 2937 and a wholly-owned Subsidiary of Porex; Porex Technologies LTD, a limited company organized in the United Kingdom and a wholly-owned Subsidiary of Porex; and Porex Technologies Sdn. Bhd., a company organized in Malaysia and a wholly-owned Subsidiary of Porex.
     “Porex Health Care Products” means the products set forth in Exhibit 1.01(e).
     “Porex Surgical” means Porex Surgical, Inc., a Delaware corporation and a wholly-owned Subsidiary of Porex.
     “Porex Surgical Companies” means Porex Surgical and Porex Surgical GmbH, a limited liability company organized under the laws of Germany which is registered in the commercial register of the local court of Munich under HRB 148223.
     “Porex Surgical GmbH” means Porex Surgical GmbH, a limited liability company organized under the laws of Germany which is registered in the commercial register of the local court of Munich under HRB 148223 and a wholly-owned Subsidiary of Porex Surgical.
     “Porex Surgical Products” means the products being marketed and sold by or on behalf of the Porex Surgical Companies as of the Closing Date.
     “Prior Newnan Lease 1” means the Lease Agreement, dated April 2, 2008, by and between PRX Holdings and Porex Surgical, with respect to the premises at 15 Dart Road in Newnan, Georgia.

     “Prior Newnan Lease 2” means the Lease Agreement, dated April 2, 2008, by and between PRX Holdings and Porex, with respect to the premises at 15 Dart Road in Newnan, Georgia.
     “Product Registrations” means authorizations, approvals, clearances, licenses, permits, certificates or exemptions issued by any United States or German Governmental Authority held by either of the Porex Surgical Companies or any of the Porex Companies, including any supplements or amendments thereto, that are required specifically for the development, manufacture, distribution, marketing, storage, transportation, use and sale of the Porex Surgical Products and Porex Health Care Products.
     “Pro Rata Portion” means with respect to AEP III, 98.8864% and with respect to AOEP III, 1.1136%.
     “PRX Holdings” means PRX Holdings Corp., a Delaware corporation and a wholly-owned subsidiary of Parent.
     “Purchase Orders” means bills of sale, purchase orders and price quotes used in the ordinary course of business for the purchase of goods and services from a Company.
     “Purchaser’s Knowledge,” “Knowledge of a Purchaser” or similar terms used in this Agreement mean the actual knowledge of the Persons listed in Exhibit 1.01(f) as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate and only with respect to those matters expressly set forth in such certificate).
     “Real Property” means, collectively, the Owned Real Property and the Leased Real Property.
     “Reference Net Working Capital” means $19,907,000.
     “Reference Statement Date” means December 20, 2008.
     “Registered Intellectual Property Rights” means all registered Intellectual Property Rights, including patents and patent applications and trademark registrations and trademark applications, owned by or exclusively licensed to the Companies.
     “Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.
     “Representatives” means the officers, directors, employees, attorneys, accountants, investment bankers, advisors or other agents or representatives of a Person.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Seller Group” means Parent, the Seller or any of their respective Affiliates, other than the Companies.

     “Seller’s Knowledge,” “Knowledge of the Seller” or similar terms used in this Agreement mean the actual knowledge of the Persons listed in Exhibit 1.01(a) as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate and only with respect to those matters expressly set forth in such certificate).
     “Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
     “Subsidiary,” with respect to a Person, means any corporation, partnership or other organization, with respect to which such Person (or a Subsidiary thereof) (a) has the power, through the ownership of securities or otherwise, to elect a majority of directors, or similar managing body or (b) owns a majority of the ownership interests.
     “Tax” (including “Taxes”) means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security, excise, severance, stamp, occupation, premium, property, windfall profits or other taxes and any customs duties, fees, assessments or charges, in each case, in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.
     “Tax Benefit” means the sum of the amount by which the Tax liability of a Person to the appropriate Governmental Authority is actually reduced (including, without limitation, by deduction, entitlement to refund, credit or otherwise, whether available in the current taxable year, as an adjustment to taxable income in any other taxable year or as a carryforward or carryback, as applicable) plus any interest paid by such government or jurisdiction relating to such Tax liability.
     “Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, claims for refund, schedules, information returns or attachments thereto) filed or required to be filed with a Governmental Authority with respect to Taxes.
     “Transition Services Agreement” means the Transition Services Agreement to be executed by Parent and Porex at the Closing, substantially in the form of Exhibit 1.01(b).
     “US Companies” means, collectively, Porex and Porex Surgical.
     “US Companies MAE” means any circumstance, change in or effect on the US Companies that, individually or in the aggregate with all other circumstances, changes in or effects on the US Companies, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of the US Companies, taken as a whole, or prevents the Seller or its Affiliates from consummating the transactions contemplated by this Agreement, the Parent Guarantee or the Transition Services Agreement or would reasonably be expected to do so; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “US Companies MAE”: (i) events, circumstances, changes or effects that generally affect the industries in which the US Companies operate (including changes in Law or GAAP); (ii) general economic or political conditions or events, circumstances, changes or effects affecting the financial, securities, lending or commodities markets or other market conditions generally; (iii) changes arising from the consummation of the transactions contemplated by, or the announcement of this Agreement; (iv) any circumstance, change or effect that results from any action required to be taken pursuant to or in accordance with this Agreement or at the written request of a Purchaser; (v) changes caused by a material worsening of current conditions caused by any act of terrorism or war (whether or not declared) occurring after the date of this Agreement (other than any such act that causes physical damage to any manufacturing facility owned by or leased to any of the US Companies); (vi) any matter set forth in, or reasonably apparent from, the Disclosure Schedule and (vii) any adverse change or effect that is cured by the Seller prior to the Closing solely to the extent the circumstances or changes that caused such adverse change or effect do not continue to exist as of the Closing; provided, that, with respect to clauses (i), (ii) and (v), the impact of such circumstance, change in or effect is not materially disproportionately adverse to the US Companies, taken as a whole as compared to other participants in the industries in which the US Companies operate.
     “WebMD” means WebMD Health Corp., a Delaware corporation.
     “WebMD Merger” means the merger of Parent with and into WebMD pursuant to the Agreement and Plan of Merger, dated as of June 17, 2009, between Parent and WebMD, as amended, supplemented or otherwise modified from time to time.
     Section 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
AEP III	Preamble
AEP III Shares	2.01
AOEP III	Preamble
AOEP III Shares	2.01
Agreement	Preamble
Allocation	7.09
Assignment and Assumption Agreement	Recitals
Cash Purchase Price	2.02(a)
Change of Control Payments	6.01(d)
Change of Control Plan	6.01(d)
Closing	2.03
Closing Balance Sheet	2.08(a)(i)(A)
Closing Net Working Capital	2.08(a)(i)(B)
Closing Net Working Capital Statement	2.08(a)(i)(B)
Compensation Deduction	7.10(b)
Competitive Business	5.06(a)
Confidentiality Agreement	5.03(a)
Contest	7.03(b)
ERISA	3.14(a)
Estimated Closing Net Working Capital	2.07(a)
Estimated Statement of Closing Net Working Capital	2.07(a)

HLTH Options	7.10(a)
Independent Accounting Firm	2.08(b)(ii)
Initial Communications	5.08(a)
June Unaudited Balance Sheet	3.06(a)
Leases	3.13(b)
Listed Contracts	3.16(a)
Maximum Amount	6.01(d)
Multiemployer Plan	3.14(b)
Newco	Recitals
Non-US Plans	3.14(a)
Parent	Recitals
Plans	3.14(a)
Porex	Recitals
Porex Confidential Information	5.03(c)
Product Liability Insurance	5.07(b)
Purchase Price	2.02(a)
Purchaser Confidentiality Agreement	5.03(b)
Purchaser Release	5.13
Purchasers	Preamble
Purchaser Notes	2.02(a)
Restricted Period	5.06(a)
Section 338(g) Election	7.09
Section 338(h)(10) Election	7.09
Seller	Preamble
Seller Businesses	5.06(b)
Seller Release	5.12
Severance Plan	6.01(a)
Shares	Recitals
Terminated Intercompany Arrangements	2.04(c)
Termination Date	10.01(b)
Third-Party Claim	9.05(b)
Unaudited Financial Statements	3.06(a)
US Plans	3.14(a)
Year End Audited Balance Sheet	3.06(a)
Year End Audited Financial Statements	3.06(a)
     Section 1.03 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or the context otherwise requires:
          (a) any rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived by the parties hereto;
          (b) when a reference is made in this Agreement to an Article, Section, Exhibit or Disclosure Schedule, such reference is to an Article or Section of, or an Exhibit or Disclosure Schedule to, this Agreement unless otherwise indicated;

          (c) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
          (d) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
          (e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
          (f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
          (g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
          (h) references to a Person are also to its successors and permitted assigns; and
          (i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.
ARTICLE II
PURCHASE AND SALE
     Section 2.01 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell to AEP III, and AEP III shall purchase, or shall cause Newco to purchase, from the Seller, 988.864 Shares (the “AEP III Shares”) and the Seller shall sell to AOEP III, and AOEP III shall purchase, or shall cause Newco to purchase, from the Seller, 11.136 Shares (the “AOEP III Shares”), representing each of AEP III’s and AOEP III’s respective Pro Rata Portion of the Shares.
     Section 2.02 Purchase Price.
          (a) Subject to adjustment pursuant to Section 2.07 and Section 2.08, the aggregate purchase price for the Shares shall be $142,000,000 (the “Purchase Price”), comprised of (i) $74,500,000, payable in U.S. dollars (the “Cash Purchase Price”), and (ii) $67,500,000, payable in the form of four notes to be issued by Newco to the Seller (the “Purchaser Notes”) pursuant to the Note Purchase Documents.
          (b) The Purchase Price shall be paid at the Closing as follows: each of AEP III and AOEP III shall, severally and not jointly, cause Newco to (i) pay, its respective Pro Rata Portion of the Cash Purchase Price by wire transfer in immediately available, freely transferable funds to an account or accounts designated by the Seller at least two (2) Business Days prior to the Closing; and (ii) issue and deliver the Purchaser Notes to the Seller in accordance with the Note Purchase Documents and as provided herein.

     Section 2.03 Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York, at 10:00 a.m. (Eastern Time) on the second Business Day following the satisfaction or waiver (if permissible) of the conditions to the obligations of the parties hereto set forth in Section 8.01(b), or at such other place or at such other time or on such other date as the Seller and the Purchasers may mutually agree upon in writing. Time is of the essence in the performance of the parties’ obligations under this Agreement.
     Section 2.04 Certain Events Immediately Prior to the Closing. In addition to such other actions as may be provided for herein:
          (a) Prior to the Effective Time, the Seller shall cause each of the Companies to satisfy and pay in full any and all Indebtedness of the Companies as of immediately prior to the Closing (excluding, for the avoidance of doubt, (i) trade credit, accounts payable and accrued liabilities and (ii) those items set forth in clauses (d), (e), (f), (g), (h), (i) and (j) of the definition of “Indebtedness” set forth herein (which, for the avoidance of doubt, will be reflected on the Closing Net Working Capital Statement and the Closing Balance Sheet in accordance with Section 2.08(a)(iii)). The Seller shall also take any and all actions as may be required to release each of the Companies as of immediately prior to the Closing from all of their respective obligations with respect to any Indebtedness referred to in clauses (g) and (h) of the definition of “Indebtedness.”
          (b) Prior to the Effective Time, the Seller may, in its discretion, cause the Companies to pay the Seller or an Affiliate of the Seller an amount equal to the Seller’s good faith estimate of the excess (if any) of (i) the Cash of the Companies, based upon the most recently available bank statements of the Companies as adjusted for deposits, checks and other disbursements not otherwise reflected in such bank statements, over (ii) amounts used to satisfy Indebtedness pursuant to Section 2.04(a). In the event that, after giving effect to the distribution of Cash pursuant to this Section 2.04(b) and the application of Cash to pay Indebtedness pursuant to Section 2.04(a), any remaining Cash is insufficient to cover checks and other disbursements not yet paid by the relevant financial institution, such deficiencies shall be treated as an account payable on the Closing Balance Sheet. The Seller may cause the Companies to make payments under this Section 2.04(b) in the form of a dividend, subject to compliance with applicable Law. All such payments shall be made not later than immediately prior to the Closing.
          (c) Effective as of the Effective Time, but contingent upon the Closing, all intercompany accounts between any of the Companies, on the one hand, and Parent, the Seller or any of their respective Affiliates (other than any of the Companies), on the other hand, and other Contracts set forth on Section 3.22 of the Disclosure Schedule, shall be cancelled without any consideration or further liability to any party and without the need for any further documentation, immediately prior to the Closing, except to the extent set forth on Schedule 2.04(c) or as otherwise expressly contemplated by this Agreement or the Transition Services Agreement (such cancelled accounts and contracts, the “Terminated Intercompany Arrangements”).
          (d) Each Purchaser shall provide to Newco a cash contribution equal to no less than such Purchaser’s Pro Rata Portion of the Cash Purchase Price on or prior to the Closing.

     Section 2.05 Closing Deliveries by the Seller and Parent.
          (a) At the Closing, the Seller shall deliver or cause to be delivered to the Purchasers, or Newco, as applicable:
          (i) stock certificates evidencing the AEP III Shares to AEP III and stock certificates evidencing the AOEP III Shares to AOEP III, in each case duly endorsed in blank, or accompanied by stock powers duly executed in blank and with all required stock transfer tax stamps affixed;
          (ii) counterparts of the Note Purchase Documents duly executed by the Seller;
          (iii) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Seller, of the resolutions duly and validly adopted by (A) the board of directors of the Seller and (B) the stockholder of the Seller, in each case, evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;
          (iv) a true and complete copy, certified by the Secretary or an Assistant Secretary of Porex, of the resolutions duly and validly adopted by the Board of Directors of Porex evidencing its authorization of the execution and delivery of the Transition Services Agreement and the applicable Note Purchase Documents and the consummation of the transactions contemplated thereby;
          (v) a certificate of a duly authorized officer of the Seller certifying as to the matters set forth in Section 8.03(a) and Section 8.03(b);
          (vi) evidence reasonably satisfactory to the Purchasers of the resignation or removal, effective as of the Closing, of each director of each Company whose resignation has been requested by the Purchasers;
          (vii) an affidavit of non-foreign status from the Seller that complies with Section 1445 of the Code; and
          (viii) a counterpart of the Seller Release duly executed by the Seller.
          (b) At the Closing, Parent shall deliver or cause to be delivered to the Purchasers:
          (i) a true and complete copy, certified by the Secretary or an Assistant Secretary of Parent, of the resolutions duly and validly adopted by the board of directors of Parent evidencing (i) its authorization to provide the Parent Guarantee and (ii) its authorization of the execution and delivery of the Transition Services Agreement and the consummation of the transactions contemplated thereby;
          (ii) counterparts of the Transition Services Agreement duly executed by Parent and Porex;

          (iii) the Newnan Termination Agreement duly executed by PRX Holdings, Porex and Porex Surgical;
          (iv) the Newnan Lease duly executed by PRX Holdings and Porex Surgical; and
          (v) a counterpart of the Seller Release duly executed by Parent.
     Section 2.06 Closing Deliveries by the Purchasers. At the Closing, each Purchaser shall deliver to the Seller or shall cause Newco to deliver to the Seller:
          (a) such Purchaser’s Pro Rata Portion of the Cash Purchase Price as provided in Section 2.02 and as adjusted pursuant to Section 2.07;
          (b) executed counterparts of the Note Purchase Documents duly executed by Newco and the Companies;
          (c) a true and complete copy, certified by the Secretary or an Assistant Secretary of the general partner of such Purchaser, of the resolutions duly and validly adopted by the general partner of each Purchaser evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and a true and complete copy, certified by the Secretary or an Assistant Secretary of Newco, of the resolutions duly and validly adopted by the board of directors of Newco evidencing its authorization of the execution and delivery of the Assignment and Assumption Agreement and the Note Purchase Documents and the consummation of the transactions contemplated hereby and thereby;
          (d) a certificate of a duly authorized officer of each Purchaser, and Newco, as applicable, certifying as to the matters set forth in Section 8.02(a) and Section 8.02(b); and
          (e) the Purchaser Release duly executed by the Purchasers.
          Section 2.07 Estimate of Closing Net Working Capital. The Purchase Price shall be subject to adjustment prior to the Closing, as specified in this Section 2.07:
          (a) Estimated Statement. Not fewer than three (3) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Purchasers, or Newco, as applicable, a statement with reasonable supporting detail (the “Estimated Statement of Closing Net Working Capital”) setting forth the Seller’s good faith estimate of the Net Working Capital of the Companies as of the Effective Time (the “Estimated Closing Net Working Capital”), giving effect to the transactions contemplated by this Agreement to occur prior to or in connection with the Closing, including the actions described in Section 2.04.
          (b) The Estimated Statement of Closing Net Working Capital shall reflect the Seller’s good faith estimate of the amount of each line item thereon determined on a basis consistent with the Year End Audited Balance Sheet and in accordance with the provisions of Section 2.07(a) and shall be substantially in the form of the illustrative Net Working Capital calculation set forth in Exhibit 2.07(b).

          (c) Pre-Closing Purchase Price Adjustment. The Purchase Price shall be adjusted prior to the Closing as follows:
          (i) If the Estimated Closing Net Working Capital exceeds the Reference Net Working Capital, then the Cash Purchase Price to be paid at the Closing shall be adjusted upward in an amount equal to such excess.
          (ii) If the Estimated Closing Net Working Capital is less than the Reference Net Working Capital, then the Cash Purchase Price to be paid at the Closing shall be adjusted downward in an amount equal to such deficiency.
     Section 2.08 Post-Closing Adjustment of Purchase Price. The Purchase Price shall be subject to adjustment after the Closing as specified in this Section 2.08:
          (a) Closing Balance Sheet.
          (i) As promptly as practicable, but in any event within forty-five (45) days following the Closing Date, the Purchasers shall prepare, or shall cause Newco to prepare, and deliver to the Seller:
          (A) an unaudited consolidated balance sheet of the Companies, as of the Effective Time (the “Closing Balance Sheet”), and giving effect to the transactions contemplated by this Agreement to occur in connection with the Closing, including the actions described in Section 2.04, consistent with the Year End Audited Balance Sheet and prepared in accordance with Section 2.08(a)(ii); and
          (B) a statement (the “Closing Net Working Capital Statement”) of the Net Working Capital of the Companies as of the Effective Time (the “Closing Net Working Capital”), prepared in accordance with Section 2.08(a)(ii).
          (ii) The Closing Balance Sheet and the Closing Net Working Capital Statement shall be prepared on a basis consistent with and utilizing the same principles, practices and policies of the Companies as those used in preparing the Year End Audited Balance Sheet. In addition, the Closing Net Working Capital Statement shall be prepared substantially in the form of the illustrative Net Working Capital calculation set forth in Exhibit 2.07(b).
          (iii) The Purchasers and the Seller hereby acknowledge that, notwithstanding the provisions of Sections 2.04(a) and (b): (A) all Cash of the Companies that existed prior to the Effective Time and that remains with the Companies immediately after the Effective Time shall be reflected on the Closing Net Working Capital Statement and the Closing Balance Sheet; and (B) to the extent that any Indebtedness of any of the Companies that existed prior to the Effective Time remains outstanding immediately after the Effective Time, such Indebtedness shall be reflected on the Closing Net Working Capital Statement and the Closing Balance Sheet, whether or not classified as current or long term pursuant to GAAP.

          (b) Disputes.
          (i) The Seller and its Representatives shall be given timely access to all supporting documents and work papers used in the preparation of the Closing Net Working Capital Statement and the Closing Balance Sheet and to such Books and Records, facilities and employees of the Companies and the Purchasers, and Newco, as applicable, as it may reasonably request, in connection with its review of the Closing Net Working Capital Statement and the Closing Balance Sheet.
          (ii) The Seller may dispute any amounts reflected on the Closing Net Working Capital Statement or the Closing Balance Sheet. If the Seller elects to dispute any such amount, the Seller shall notify the Purchasers, or Newco, as applicable, in writing of each disputed item on the Closing Net Working Capital Statement, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within forty-five (45) days of the Purchasers’, or Newco’s, as applicable, delivery of the Closing Balance Sheet and the Closing Net Working Capital Statement under Section 2.08(a)(i) to the Seller. In the event of such a dispute, the Seller and the Purchasers, or Newco, as applicable, shall attempt in good faith to reconcile their differences with respect to the disputed items. If the Seller and the Purchasers, or Newco, as applicable, are unable to reach a resolution within sixty (60) days after receipt by the Purchasers, or Newco, as applicable, of the Seller’s written notice of dispute, the Seller and the Purchasers, or Newco, as applicable, shall submit the items remaining in dispute for resolution to BDO Seidman, LLP (or, if such firm shall decline or is unable to act or is not, at the time of such submission, independent of the Purchasers, or Newco, as applicable, and the Seller, to another independent accounting firm of international reputation mutually acceptable to the Seller and the Purchasers, or Newco, as applicable) (either BDO Seidman, LLP or such other accounting firm being referred to herein as the “Independent Accounting Firm”), which shall, as soon as practicable after such submission, determine and report to the Seller and the Purchasers, or Newco, as applicable, upon such remaining disputed items, and such report shall be conclusive, final and binding upon, and non-appealable by, the Seller and the Purchasers, or Newco, as applicable, except for manifest error or fraud. The Independent Accounting Firm shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. If the Independent Accounting Firm resolves all disputes presented to it entirely in the manner proposed by the Seller or the Purchasers, or Newco, as applicable, as the case may be, the fees and expenses of the Independent Accounting Firm relating to the resolution of such dispute shall be paid by the other party. In all other events, the fees and expenses of the Independent Accounting Firm shall be shared based on the difference between the Seller’s position, on the one hand, and the Purchasers’, or Newco’s, as applicable, position, on the other hand, initially presented to the Independent Accounting Firm (based on the aggregate of all differences taken as a whole) and the final resolution as determined by the Independent Accounting Firm in proportion to the total difference between the Seller’s and the Purchasers’, or Newco’s, as applicable, initial positions.

          (c) Post-Closing Purchase Price Adjustment. The Closing Balance Sheet and the Closing Net Working Capital Statement shall be deemed final for the purposes of this Section 2.08 upon the earliest of (i) notice from the Seller to the Purchasers, or Newco, as applicable, of its agreement with the Closing Balance Sheet and the Closing Net Working Capital Statement, (ii) the failure of the Seller to notify the Purchasers, or Newco, as applicable, of a dispute in accordance with Section 2.08(b)(ii), (iii) the resolution of all disputes by the Seller and the Purchasers and (iv) the resolution of all disputes by the Independent Accounting Firm. Within two (2) Business Days of the Closing Balance Sheet and the Closing Net Working Capital Statement being deemed final, an adjustment to the Purchase Price shall be made as follows, by wire transfer in immediately available funds to the Seller or the Purchasers, or Newco, as applicable:
          (A) If the Closing Net Working Capital exceeds the Estimated Closing Net Working Capital, then the Cash Purchase Price shall be adjusted upward in an amount equal to such excess and the Purchasers, or Newco, as applicable, shall pay such amount to the Seller by wire transfer in immediately available funds; or
          (B) If the Closing Net Working Capital is less than the Estimated Closing Net Working Capital, then the Cash Purchase Price shall be adjusted downward in an amount equal to such deficiency and the Seller shall pay to the Purchasers, or Newco, as applicable, their respective Pro Rata Portions of such amount by wire transfer in immediately available funds.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF THE SELLER
     Except as set forth in the Disclosure Schedule, the Seller hereby represents and warrants to the Purchasers or to Newco, solely to the extent the rights and obligations of the Purchasers have been assigned to Newco pursuant to the Assignment and Assumption Agreement, as follows.
     Section 3.01 Organization, Authority and Qualification of the Seller, Parent and Porex.
          (a) The Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Seller of this Agreement, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchasers) this Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy.

          (b) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority to provide the Parent Guarantee and enter into the Transition Services Agreement, to carry out its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by Parent of the Parent Guarantee and the Transition Services Agreement, the performance by Parent of its obligations thereunder and the consummation by Parent of the transactions contemplated thereby have been duly authorized by all requisite corporate action on the part of Parent and no approval is required to be obtained from the stockholders of Parent with respect to this Agreement, the Parent Guarantee or the Transition Services Agreement. The Parent Guarantee has been, and upon its execution the Transition Services Agreement shall have been, duly executed and delivered by Parent, and (in respect of the Transition Services Agreement, assuming its due authorization, execution and delivery by Porex) shall constitute legal, valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy.
          (c) Porex is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to enter into the Transition Services Agreement, to carry out its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by Porex of the Transition Services Agreement, the performance by Porex of its obligations thereunder and the consummation by Porex of the transactions contemplated thereby have been duly authorized by all requisite corporate action on the part of Porex. Upon its execution, the Transition Services Agreement shall have been duly executed and delivered by Porex, and (assuming due authorization, execution and delivery by Parent) shall constitute a legal, valid and binding obligation of Porex, enforceable against Porex in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy.
     Section 3.02 Capitalization; Ownership of Shares. The authorized capital stock of Porex consists of 1,000 Shares. One thousand (1,000) Shares are issued and outstanding, all of which are validly issued, fully paid and nonassessable. Except as set forth in Section 3.02 of the Disclosure Schedule, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Shares or obligating the Seller, any Affiliate of the Seller, or any of the Companies to issue, sell, transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting, registration or disposition of or that restrict the transfer of, any Shares or any other issued or unissued ownership interest in any of the Companies. The Shares constitute all of the issued and outstanding capital stock of Porex and are owned of record by the Seller and will be delivered to the Purchasers at the Closing, in each case, free and clear of all Encumbrances other than Encumbrances created on or after the Closing Date related to the Purchasers’ ownership thereof, as to which no representation or warranty is made. No Shares have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of Porex or any Contract to which Parent, the Seller, Porex or any of their respective Affiliates is a party or by which any of such parties is bound.
     Section 3.03 Companies.
          (a) Section 3.03(a) of the Disclosure Schedule sets forth, for each Company, such Company’s name, jurisdiction of incorporation, authorized capital stock or other ownership interests and number of issued and outstanding shares or other ownership interests. Except as set forth in Section 3.03(a) of the Disclosure Schedule, none of the Companies owns, directly or indirectly, any capital stock or other ownership interest of any Person. All of the issued and outstanding shares or other ownership interests of each Company have been duly authorized and validly issued and are fully paid and nonassessable and all such issued and outstanding shares or other ownership interests are owned of record by the respective Person listed in Section 3.03(a) of the Disclosure Schedule, free and clear of all Encumbrances, other than Encumbrances (i) created on or after the Closing Date by a Purchaser related to a Purchaser’s ownership thereof, as to which no representation or warranty is made, or (ii) set forth in Section 3.03(a) of the Disclosure Schedule. Except as set forth in Section 3.03(a) of the Disclosure Schedule, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the capital stock or other ownership interests of any Company, or obligating the Seller, any Affiliate of the Seller or any such Company to issue, sell, transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting, registration or disposition of or that restrict the transfer of, the issued or unissued capital stock or other ownership interests in any of the Companies. No steps have been taken or legal proceedings been started by any Company or, to the Knowledge of the Seller, threatened against any Company to be dissolved and wound up or liquidated, declared bankrupt or insolvent or placed under suspension of payments. No shares of capital stock or other equity or ownership interests of any Company have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of such Company or any Contract to which Parent, the Seller or any Company or any of their respective Affiliates is a party or by which any of such parties is bound.
          (b) Each of the Companies has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. True and correct copies of the certificate of incorporation and bylaws (or similar organizational documents) of each Company have been made available by the Seller to the Purchasers. Each of Parent, the Seller and the Companies is duly licensed or qualified and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not (i) materially and adversely affect the ability of the Seller, Parent or Porex, as applicable, to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, the Parent Guarantee and the Transition Services Agreement, or (ii) otherwise have a US Companies MAE or a Foreign Companies MAE.
     Section 3.04 No Conflict. Assuming that all consents and other actions described in Section 3.05 have been obtained or made, all filings and notifications listed in Section 3.05 of the

Disclosure Schedule have been made and any applicable waiting period has expired or been terminated, and except as may result from any facts or circumstances relating to the Purchasers or their Affiliates, the execution, delivery and performance by the Seller of this Agreement, the execution, delivery and performance by Parent of the Parent Guarantee and the Transition Services Agreement, and the execution, delivery and performance by Porex of the Transition Services Agreement, do not and will not (i) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of the Seller, Parent or any Company, as applicable, (ii) conflict with or violate any Law or Governmental Order applicable to the Seller, Parent or any Company or (iii) except as set forth in Section 3.04 of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) or require any consent under, any Listed Contract or otherwise result in any Encumbrance on any property, asset or right of any Company, except, in the case of clauses (ii) and (iii), as would not (A) materially and adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, materially and adversely affect the ability of Parent to carry out its obligations under, and to consummate the transactions contemplated by, the Parent Guarantee and the Transition Services Agreement, or materially and adversely affect the ability of Porex to carry out its obligations under, and to consummate the transactions contemplated by, the Transition Services Agreement, or (B) otherwise have a US Companies MAE or a Foreign Companies MAE.
     Section 3.05 Consents and Approvals. The execution, delivery and performance by the Seller of this Agreement, the execution, delivery and performance by Parent of the Parent Guarantee and the Transition Services Agreement, and the execution, delivery and performance by Porex of the Transition Services Agreement, do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (i) as described in Section 3.05 of the Disclosure Schedule, (ii) the premerger notification and waiting period requirements of the HSR Act or the German ARC, (iii) where failure to make or obtain such consent, approval, authorization or action, or to make such filing or notification, would not (A) materially and adversely affect the ability of the Seller, Parent or Porex, as applicable, to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, the Parent Guarantee and the Transition Services Agreement, or (B) otherwise have a US Companies MAE or a Foreign Companies MAE, or (iv) as may be necessary as a result of any facts or circumstances relating to the Purchasers or any of their Affiliates.
     Section 3.06 Financial Information.
          (a) Set forth in Section 3.06(a) of the Disclosure Schedule are the following financial statements: (i) the audited combined consolidated balance sheet of the Companies as of December 20, 2008 (the “Year End Audited Balance Sheet”) and the related audited combined statements of income and cash flows of the Companies for the 52-week period ended December 20, 2008 (collectively, the “Year End Audited Financial Statements”); and (ii) the unaudited combined consolidated balance sheet of the Companies as of June 20, 2009 (the “June Unaudited Balance Sheet”) and the related unaudited combined statements of income and cash flows of the Companies for the 26-week period ended June 20, 2009 (collectively, the “Unaudited Financial Statements”).

          (b) Except as set forth in Section 3.06(b) of the Disclosure Schedule, each of the Year End Audited Financial Statements and the Unaudited Financial Statements fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Companies as of each date and for the periods covered thereby in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); provided, that the June Unaudited Financial Statements (i) lack footnotes and changes resulting from normal year-end adjustments associated with audited financial statements and (ii) lack updates to the deferred Tax amounts included in the June Unaudited Balance Sheet.
     Section 3.07 Absence of Undisclosed Material Liabilities. There are no Liabilities of the Companies of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (i) reflected on, or reserved against in, the Year End Audited Balance Sheet, (ii) set forth in Section 3.07 of the Disclosure Schedule, (iii) incurred since the Reference Statement Date in the ordinary course of business of the Companies, or (iv) which are not, individually or in the aggregate, material to the Companies, taken as a whole.
     Section 3.08 Conduct in the Ordinary Course. Except (x) as set forth in Section 3.08 of the Disclosure Schedule or (y) as otherwise expressly contemplated by this Agreement, the Transition Services Agreement or the Note Purchase Documents, since the Reference Statement Date through the date of this Agreement, each of the Companies has operated its businesses in the ordinary course of business in all material respects and has not:
          (a) (i) issued, sold or redeemed any capital stock or other ownership interests, notes, bonds or other securities of any of the Companies (or any option, warrant or other right to acquire the same), (ii) declared, made or paid any dividends or distributions (including repayments of paid in share capital) to the holders of capital stock or other equity securities of any of the Companies other than cash dividends, distributions and redemptions declared, made or paid by any Company solely to another Company or by Porex to the Seller or an Affiliate of the Seller and other than dividends permissible under applicable Law or distributions paid solely in cash, or (iii) split, combined or reclassified any capital stock of any of the Companies;
          (b) amended or restated its respective certificate of incorporation, articles of association or bylaws (or similar organizational documents, as applicable);
          (c) granted or announced any increase in, or acceleration of payment or vesting of, the salaries, bonuses, or, on an aggregate basis, other benefits payable by such Company to any of its employees, other than (i) as required by applicable Law, (ii) pursuant to any plans, programs or agreements (including bonus programs) as in effect on the date of this Agreement, or (iii) other increases in the ordinary course of business (including increases due to promotions and normal periodic performance reviews and related compensation and benefit increases);
          (d) except in the ordinary course of business, (i) incurred any Indebtedness for borrowed money (other than Indebtedness to a member of the Seller Group or another Company, trade credit and accounts payable), (ii) issued any debt securities, or (iii) assumed or guaranteed or otherwise become responsible for any Indebtedness of any Person (other than Indebtedness of another Company), in the case of (i), (ii) and (iii) above, in an aggregate amount exceeding $1,000,000;
          (e) made any acquisition (by merger, consolidation, or acquisition of stock or assets) of any Person or other business organization or division thereof, or entered into any written Contract to acquire (i) an equity interest in any legal entity, or (ii) an interest in any joint venture, excluding any Contract for the provision of goods or services;
          (f) except in the ordinary course of business, created any Encumbrances on any of its assets, tangible or intangible, other than Permitted Encumbrances and Encumbrances on assets having an aggregate value not in excess of $1,000,000;
          (g) sold, assigned, leased or transferred any of its material tangible assets or Intellectual Property Rights except in the ordinary course of business;
          (h) made any material change in any method of accounting or accounting practice or policy used by such Company, other than such changes required by GAAP or by applicable Law;
          (i) adopted, entered into or effected a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Companies (other than pursuant to this Agreement);
          (j) made or committed to make capital expenditures in excess of $500,000 in the aggregate;
          (k) made or revoked any material Tax election, settled or compromised any material Tax claim or liability or enter into any closing agreement with any Governmental Authority in respect of a material amount of Taxes;
          (l) accelerated the collection of or discounted any accounts receivable, delayed the payment of accounts payable, deferred expenses or other accrued liabilities, reduced inventories or otherwise increased cash on hand, except, in each such case, in the ordinary course of business;
          (m) agreed to take any of the actions specified in Sections 3.08 (a)-(l), except as contemplated by this Agreement or the Transition Services Agreement; or
          (n) suffered a Material Adverse Effect.
     Section 3.09 Litigation. Except as set forth in Section 3.09 of the Disclosure Schedule, there is no Action by or against Parent, the Seller or any Company pending, or to the Knowledge of the Seller threatened, before any Governmental Authority that has had or would reasonably be expected to have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement or the Transition Services Agreement or the consummation of the transactions contemplated hereby or thereby. Except as set forth in Section 3.09 of the Disclosure Schedule, none of the Companies or the assets of the Companies is subject to or bound by any Governmental Order that has had or would reasonably be expected to have a Material Adverse

Effect. None of the representations and warranties contained in this Section 3.09 shall be deemed to relate to environmental matters (which are governed by Section 3.11), intellectual property matters (which are governed by Section 3.12), employee benefits matters (which are governed by Section 3.08(c), Section 3.14, Section 3.16(a)(iii) and Section 3.18) and Tax matters (which are governed by Section 3.15 and Section 3.14 to the extent it relates to Tax matters).
     Section 3.10 Compliance with Laws.
          (a) Except as set forth in Section 3.10 of the Disclosure Schedule and as would not (i) materially and adversely affect the ability of the Companies to operate the business of the Companies, taken as a whole, (ii) materially and adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, (iii) materially and adversely affect the ability of Parent to carry out its obligations under, and to consummate the transactions contemplated by, the Parent Guarantee and the Transition Services Agreement, (iv) materially and adversely affect the ability of Porex to carry out its obligations under, and to consummate the transactions contemplated by, the Transition Services Agreement, or (v) otherwise have a Material Adverse Effect, (A) the Porex Companies are not in violation of any Law or Governmental Order applicable to the Porex Companies and (B) the Porex Surgical Companies are not in violation of any Law or Governmental Order of the United States or Germany applicable to the Porex Surgical Companies.
          (b) Except as set forth in the Section 3.10(b) of the Disclosure Schedule and except as would not have a Material Adverse Effect, (i) each Porex Company holds all permits, licenses, certificates, variances, exemptions, registrations, orders and other authorizations, consents and approvals of all Governmental Authorities necessary for or material to the conduct of such Porex Company’s businesses and for the operation of such Company’s properties as presently conducted; and (ii) each Porex Surgical Company holds all permits, licenses, certificates, variances, exemptions, registrations, orders and other authorizations, consents and approvals of all Governmental Authorities of the United States and Germany necessary for or material to the conduct of such Porex Surgical Company’s businesses and for the operation of such Porex Surgical Company’s properties as presently conducted.
          (c) Except as would not have a Material Adverse Effect, to the Knowledge of the Seller, (i) each Company has all Product Registrations with the FDA and any other applicable Governmental Authorities required to conduct its business as currently conducted, and each of the Product Registrations is valid and in full force and effect, (ii) neither the FDA nor any other Governmental Authority is considering limiting, suspending, withdrawing or revoking any of such Product Registrations or changing the marketing classification or labeling of the products of any of the Companies, (iii) there is no materially false or misleading information or significant omission in any product application or other submission to the FDA or any other applicable Governmental Authorities with respect to any Product Registration, (iv) each of the Companies has fulfilled and performed its obligations under each of its Product Registrations with the FDA and the other applicable Governmental Authorities, and (v) no event has occurred which would constitute a breach or default or would cause revocation, withdrawal or termination of any such Product Registration.

          (d) Except as would not have a Material Adverse Effect, all products developed, tested, researched, manufactured, processed, packaged, labeled, stored, distributed, marketed, or sold by or on behalf of any of the Porex Surgical Companies that are manufactured by any of the Porex Surgical Companies and that are subject to the jurisdiction of the FDA or any other applicable Governmental Authority of the United States or Germany are being (and, during the five years prior to the date of this Agreement, have been), developed, tested, researched, manufactured, processed, packaged, labeled, stored, distributed, marketed, and sold in compliance with applicable Laws of the United States and Germany and regulatory guidance of the FDA and each other applicable Governmental Authority of the United States and Germany, including those regarding pre-market notification, good manufacturing practices, labeling, advertising, sales, promotion, record-keeping and adverse event reporting.
          (e) None of the Porex Surgical Companies is subject to any obligation arising under an administrative or regulatory action under applicable United States or German Law, including any FDA inspection, FDA warning letter, FDA notice of violation letter, FDA Form 483 Inspection Observations, Establishment Inspection Report, product recall, market withdrawal, action to suspend or enjoin manufacturing, production, sale, distribution, import or export of any product of a Porex Surgical Company or other notice, response or commitment made to or with the FDA or any other applicable Governmental Authorities of the United States or Germany that would have a Material Adverse Effect.
          (f) None of the Porex Companies is subject to any obligation arising under an administrative or regulatory action under applicable Law, including any FDA inspection, FDA warning letter, FDA notice of violation letter, FDA Form 483 Inspection Observations, Establishment Inspection Report, product recall, market withdrawal, action to suspend or enjoin manufacturing, production, sale, distribution, import or export of any product of a Porex Company or other notice, response or commitment made to or with the FDA or any other applicable Governmental Authorities that would have a Material Adverse Effect.
          (g) Except as would not have a Material Adverse Effect, (i) each of the Porex Surgical Companies has made all material notifications, submissions and reports required by any such obligation referred to in the preceding clause (e), and has taken all corrective actions required pursuant to such obligations, (ii) each of the Porex Surgical Companies has made all material notifications, submissions and reports required by any such obligation referred to in the preceding clause (f), and has taken all corrective actions required pursuant to such obligations, and (iii) all such material notifications, submissions and reports were true, complete and correct in all material respects as of the date of submission to the FDA or the other applicable Governmental Authority to which such submission was made.
          (h) Except as set forth in Section 3.10(h) of the Disclosure Schedule, none of the Companies nor, to the Knowledge of the Seller, any of their respective directors, officers, members, managers or employees:
          (i) has been convicted of or charged by a Governmental Authority with any violation of any Healthcare Regulatory Law;

          (ii) has been excluded, suspended or debarred from participation in any United States federal health care program or procurement program, including programs of the FDA; or
          (iii) has directly or indirectly made any contribution, gift, bribe, rebate, payoff, commissions, promotional allowances, influence payment, kickback, or other payment or economic benefit to any Person, private or public, regardless of what form, whether in money, property, or services that was, in any such case, a material violation of applicable Law.
          (i) None of the representations and warranties contained in this Section 3.10 shall be deemed to relate to environmental matters (which are governed by Section 3.11), employee benefits matters (which are governed by Section 3.08(c), Section 3.14, Section 3.16(a)(iii) and Section 3.18) and Tax matters (which are governed by Section 3.15 and Section 3.14 to the extent it relates to Tax matters).
          (j) Since the date that is three years prior to the date of this Agreement, none of the Companies (nor, to the Knowledge of the Seller, any of their respective directors, officers, members, managers or employees, in their capacities as such) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any other similar applicable foreign Law.
     Section 3.11 Environmental Matters.
          (a) Except as set forth in Section 3.11 of the Disclosure Schedule, or as would not have a Material Adverse Effect:
          (i) there are, with respect to the Companies, no present violations of any applicable Environmental Laws or Environmental Permits;
          (ii) each Company possesses all Environmental Permits that are required for the operations of such Company, all of which are in full force and effect;
          (iii) the operations of the Companies have not resulted in any material release of Hazardous Substances and, to the Knowledge of the Seller, there has not been any material release of Hazardous Substances at any Real Property and, to the Knowledge of the Seller, no Hazardous Substances are present at levels requiring investigation or remediation, in, on, under, from, or about any Real Property from any source, including but not limited to the operations of the Companies or off-site sources;
          (iv) there is no Environmental Claim regarding any of the Companies or their respective operations pending, or to the Knowledge of the Seller, threatened against the Seller or any of the Companies and, to the Knowledge of the Seller, there are no such past Environmental Claims;
          (v) to the Knowledge of the Seller, none of the Companies owns or operates any underground storage tanks and no underground storage tanks are located on any Owned Real Property or Leased Real Property and no underground storage tanks have ever been located on any Owned Real Property;
          (vi) the Seller has made available to the Purchasers true, correct and complete copies of all environmental investigations, studies, audits, tests, reviews or other analyses concerning the condition of the Real Property or any material violation of Environmental Laws or Hazardous Substance contamination to the extent such documents are in the possession or control of the Seller or the Companies;
          (vii) no friable asbestos containing material that currently requires removal or encapsulation under Environmental Law (where such removal or encapsulation has not been conducted in violation of Environmental Law) is located on any Owned Real Property or, to the Knowledge of the Seller, on any Leased Real Property;
          (viii) no polychlorinated biphenyls that currently require removal under Environmental Law (where such removal has not been conducted in violation of Environmental Law) are located on any Owned Real Property or, to the Knowledge of the Seller, on any Leased Real Property; and
          (ix) no portion of any Owned Real Property and, to the Knowledge of the Seller, no portion of any Leased Real Property is being used or, to the Knowledge of the Seller, has been used for the treatment, storage or disposal of any Hazardous Substances, except for temporary storage of Hazardous Substances in compliance with all Environmental Laws.
          (b) None of the representations and warranties in this Agreement other than those contained in this Section 3.11 shall address matters involving Environmental Laws, Environmental Permits, Hazardous Substances or other environmental matters.
     Section 3.12 Intellectual Property.
          (a) Section 3.12(a) of the Disclosure Schedule is a true and accurate list, as of the date of this Agreement, of all Registered Intellectual Property Rights. The Companies exclusively own all of the Registered Intellectual Property Rights owned by the Companies.
          (b) The Companies own or are licensed (and immediately following the Closing will own or, taking into consideration the Transition Services Agreement, will be licensed), sufficient Intellectual Property Rights to conduct the business of the Companies as it is currently conducted, in all material respects. There are no Intellectual Property Rights owned by any of the Companies that are subject to any outstanding order, judgment, decree or stipulation of a Governmental Authority restricting any of the Companies’ use thereof.
          (c) Except as set forth in Section 3.12(c) of the Disclosure Schedule, or as would not have a Material Adverse Effect, (i) to the Knowledge of the Seller, the operation of the Companies as presently conducted does not infringe or misappropriate the Intellectual Property Rights of any third-party, (ii) the Companies have not received in the past five (5) years through the date of this Agreement any written notice of any actual, alleged, possible or potential infringement or misappropriation of any Intellectual Property Rights of any third-party relating to the Companies and (iii) there is no Action pending or, to the Knowledge of the Seller, threatened by any third-party against the Companies that challenges the legality, validity, enforceability, use or sole ownership of any Intellectual Property Rights owned by any of the Companies or alleges a claim of infringement, dilution or misappropriation of any Intellectual Property Rights of any third-party.
          (d) The Companies have established, in the ordinary course of business, policies and procedures designed to protect the confidentiality of their confidential information and trade secrets.
          (e) Except as set forth in Section 3.12(e) of the Disclosure Schedule, or as would not have a Material Adverse Effect (i) to the Knowledge of the Seller, there is no unauthorized use, disclosure, infringement, or misappropriation of any material Intellectual Property Rights owned by or exclusively licensed to the Companies by any third-party, including any employee or former employee of any of the Companies and (ii) the Companies have not brought an Action in the past four (4) years alleging infringement or misappropriation of any material Intellectual Property Rights owned by or licensed to the Companies or breach of any license or agreement involving such material Intellectual Property Rights against any third-party.
     Section 3.13 Real Property.
          (a) Section 3.13(a) of the Disclosure Schedule lists the street address and current owner of each parcel of Owned Real Property. Except as would not have a Material Adverse Effect or except as described in Section 3.13(a) of the Disclosure Schedule, a Company has good and marketable title in fee simple to each parcel of Owned Real Property free and clear of all Encumbrances, except for Permitted Encumbrances.
          (b) Section 3.13(b) of the Disclosure Schedule sets forth, (x) the address of each parcel of Leased Real Property and (y) a list of all leases for each such parcel of Leased Real Property involving total annual payments of $100,000 (collectively the “Leases”), including the identification of the lessor and the lessee thereunder. The Seller has made available to the Purchasers a true and complete copy of each Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth in Section 3.13(b) of the Disclosure Schedule or as would not have a Material Adverse Effect, with respect to each of the Leases (i) such Lease is in full force and effect and constitutes a legal, valid and binding obligation of the applicable Company, and to the Knowledge of the Seller, of the other parties thereto, (ii) the applicable Company has a good and valid leasehold interest in, and the right to quiet enjoyment of, the real property leased by it as lessee under such Lease, (iii) the transactions contemplated by this Agreement and the Transition Services Agreement will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be in full force and effect on identical terms following the Closing, (iv) to the Seller’s Knowledge, there are no defaults (or any conditions or events that, after notice or the lapse of time or both, would constitute a default) under such Lease, (v) none of the Companies, as applicable, owes, or, to the Knowledge of the Seller, will owe in the future, any material brokerage commissions or finder’s fees with respect to such Leases, (vi) none of the Companies is currently party to any agreement or option requiring a Company to purchase any real property or interest therein,

(vii) none of the Companies, as applicable, has exercised, or prior to the Closing expects to exercise, any option or right of renewal with respect to any Leased Real Property for which the Lease is set to expire during either of the 2009 and 2010 calendar years and (viii) with respect to only the German Leased Real Property, none of the Companies has modified the object of the lease.
          (c) To the Knowledge of the Seller, there are no pending or threatened condemnation or expropriation proceedings, lawsuits or related administrative actions relating to the Real Property, except as would not have a Material Adverse Effect.
     Section 3.14 Employee Benefits Matters.
          (a) Other than workers’ compensation, unemployment compensation and other plans and programs required under applicable Laws, Section 3.14(a) of the Disclosure Schedule lists as of the date of this Agreement: (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, pension, profit sharing, savings, retiree medical or life insurance, supplemental retirement, health, medical, dental, disability, accident or life insurance, dependent care, vacation policies, termination pay, change in control, retention, severance or other material benefit plans, programs, policies, agreements or arrangements, and all employment, compensation, termination pay, severance, change in control or other contracts or agreements, (w) to which any of the Companies is a party, (x) with respect to which any of the Companies has or could reasonably be expected to have any material obligation or liability (contingent or otherwise), (y) which are maintained, contributed to, required to be contributed to or sponsored by any of the Companies or (z) which are maintained, contributed to, required to be contributed to or sponsored by Parent or any of Parent’s Affiliates for the benefit of any current or former employee of a Company; (ii) each employee benefit plan for which any of the Companies could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated; and (iii) each plan for which any of the Companies could incur liability under Section 4212(c) of ERISA (collectively, the “Plans”); provided, that “Plan” shall not include (i) any at-will offer letters or employment agreements providing for contractual severance of $100,000 or less, (ii) any at-will offer letters or employment agreements providing for notice of termination periods of 30 days or fewer, and (iii) any employment agreements providing for annual base salaries of $100,000 or less and notice periods or material benefits consistent with the minimum requirements under Applicable Law. Plans that are maintained outside the jurisdiction of the United States or where a majority of the covered employees reside or work outside the United States are referred to as “Non-US Plans,” while all other Plans are referred to as “US Plans.” Except as set forth in Section 3.14(a) of the Disclosure Schedule, each Plan is in writing. The Seller has made available to the Purchasers a true and complete copy of each Plan (or, for each unwritten Plan, a description of the material terms and conditions thereof) and each of the following documents, if applicable, to the extent material, (i) a copy of each trust or other funding arrangement (including any insurance contract or insurance policy), (ii) each summary plan description and summary of material modifications, (iii) the two most recently filed IRS annual reports on Form 5500, including all schedules thereto, (iv) the most recently received IRS determination letter for each Plan, (v) the most recently prepared actuarial report and financial statement in connection with each Plan and (vi) any notices to or from the IRS or any office or representative of the

Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any Plan. As of the date of this Agreement, no Company nor any of its Affiliates has any express or implied commitment, other than with respect to Parent equity-based plans or programs, (A) to create, incur liability with respect to, or cause to exist any other material employee benefit plan, program or arrangement with respect to, any employee of a Company, (B) to enter into any material Contract to provide compensation or benefits to any individual who is an employee of a Company or (C) to modify, change or terminate, in any material respect, any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.
          (b) Except as set forth in Section 3.14(b) of the Disclosure Schedule, (i) each US Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws; (ii) each of the Companies has performed all material obligations required to be performed by it under, is not in any material respect in default under or in material violation of, and to the Knowledge of the Seller, no other party to any US Plan is in material default or violation of, any US Plan; (iii) no Action is pending or, to the Knowledge of the Seller, threatened in writing with respect to any US Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Seller, no fact or event exists that could give rise to any such Action; and (iv) no US Plan provides medical, life insurance or other welfare benefits to former employees or beneficiaries or dependents thereof, except for continuation coverage as required by Section 4980B of the Code or by applicable state insurance Laws. None of the US Plans is a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which any of the Companies could incur liability under Section 4063 or 4064 of ERISA. None of the Companies or any ERISA Affiliate currently maintains, sponsors, contributes to or is incurring an obligation or has, within the six (6) years prior to the date of this Agreement, maintained, sponsored, contributed to, incurred an obligation to contribute to or otherwise incurred any liability (contingent or otherwise) with respect to any Multiemployer Plan or an employee benefit plan (within the meaning of Section 3(3) of ERISA) that is or was subject to Title IV of ERISA.
          (c) Each US Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter, opinion letter or advisory letter from the IRS covering all of the provisions applicable to the US Plan for which determination letters, opinion letters or advisory letters (as applicable) are currently available that the US Plan is so qualified, and no fact or event has occurred since the date of such determination letter, opinion letter or advisory letter (as applicable) or letters from the IRS to adversely affect the qualified status of any such US Plan, except as set forth in Section 3.14(c) of the Disclosure Schedule.
          (d) There has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any US Plan that would reasonably be expected to result in any material liability to any of the Companies.
          (e) Except as set forth in Section 3.14(e) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee of any of the Companies to severance pay or any other payment in excess of $100,000, (ii) accelerate the time of material payment, vesting or funding, or materially increase the amount of compensation due to any such employee, except as expressly provided in this Agreement or (iii) cause or result in a material limitation on the right of any of the Companies to amend, merge, terminate or receive a reversion of assets from any Plan or related trust. No amount paid or payable by any of the Companies in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G or Section 4999 of the Code.
          (f) Each US Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) satisfies the applicable requirements of Sections 409A(a)(2), (3), and (4) of the Code, and the final Treasury Regulations promulgated thereunder, and has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and guidance issued thereunder.
          (g) Except as set forth on Section 3.14(g) of the Disclosure Schedule, (i) all Non-US Plans have been operated in all material respects in accordance with their terms and the requirements of all applicable Laws, (ii) all Non-US Plans that are required to be registered have been registered and have been maintained, in all material respects, in good standing with applicable regulatory authorities, (iii) all material employer and employee contributions to each Non-US Plan required by applicable Law or by the terms of such Non-US Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and (iv) no Non-US Plan is required to be funded. Porex Technologies Sdn. Bhd. has duly made all material contributions, payments and salary deductions required under applicable Law towards the Employees’ Provident Fund, the Social Securities Organisation and Human Resource Development Fund.
          (h) None of the representations and warranties in this Agreement other than those contained in this Section 3.14 and Section 3.08(c), Section 3.15, Section 3.16(a)(iii), Section 3.18 and Section 3.21 shall address employee benefits matters.
     Section 3.15 Taxes. Except as set forth in Section 3.15 of the Disclosure Schedule, as of the date of this Agreement:
          (a) All Tax Returns required to have been filed by or with respect to any Company have been duly and timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns were true, correct and complete in all material respects.
          (b) All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid in all material respects. Solely in respect of foreign Taxes, with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, the Company has made due and sufficient accruals for such Taxes on the Year End Audited Financial Statements and the Unaudited Financial Statements.
          (c) The Companies have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid under all applicable Laws.
          (d) No claim has been made by a Governmental Authority in a jurisdiction where any of the Companies do not file Tax Returns such that any such Company is or may be subject to taxation by that jurisdiction.
          (e) No deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority against any of the Companies that has not been satisfied by payment, settled or withdrawn which in the aggregate exceed $250,000.
          (f) There is no tax audit, examination, suit or similar tax proceeding now in progress or, to the Knowledge of the Seller, threatened against or with respect to any Company.
          (g) Neither any of the Companies nor any Person on their behalf has (i) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law or has any knowledge that any Governmental Authority has proposed any such adjustment, or has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to any of the Companies or (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to any of the Companies that will be in effect after the Closing.
          (h) There are no outstanding waivers extending the statutory period of limitation relating to the payment of Taxes due from any Company which will be outstanding as of the Closing.
          (i) None of the Companies is a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.
          (j) There are no Tax liens on any material assets of any of the Companies (other than Permitted Encumbrances).
          (k) None of the Companies (i) since January 1, 2004, has been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes other than a group in which Parent is the common parent or (ii) has “participated” in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 that has not been properly reported.
          (l) None of the Companies has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.
          (m) None of the Companies has distributed to its stockholders stock of a controlled corporation in a transaction to which Section 355 of the Code applies in the two (2) years prior to the date of this Agreement.

          (n) None of the Companies that is not a United States Person (i) is, or at any time has been, engaged in the conduct of a trade or business within the United States or treated as or considered to be so engaged and (ii) has, or at any time has had, an investment in “United States property” within the meaning of Section 956(c) of the Code.
          (o) None of the representations and warranties in this Agreement other than those contained in this Section 3.15 and those contained in Section 3.14 as they relate to Taxes shall address Tax matters.
     Section 3.16 Listed Contracts.
          (a) Section 3.16(a) of the Disclosure Schedule lists each of the following Contracts to which, as of the date of this Agreement, any of the Companies is a party (such Contracts being “Listed Contracts”):
          (i) all Contracts (other than Leases listed in Section 3.13(b) of the Disclosure Schedule) involving total actual or projected payments by any Company party thereto of more than $750,000 during the 2008 fiscal year or 2009 fiscal year and that are not cancelable by the relevant Companies without liability and with sixty (60) or less days’ notice to the other party thereto;
          (ii) all Contracts involving total actual revenues received by any Company of more than $750,000 during the 2008 fiscal year;
          (iii) (x) all employment Contracts that provide for termination pay with employees whose current annual salary is in excess of $100,000, (y) all Contracts with individuals who are independent contractors providing for the provision by such independent contractors of consulting services, which (A) obligate a Company to pay annualized consulting fees in excess of $100,000 pursuant thereto and (B) are not cancellable by the relevant Companies without liability on ninety (90) days or less notice;
          (iv) all Contracts relating to or guaranteeing Indebtedness for borrowed money or under which any note, bond indenture, mortgage, security interest or other evidence of Indebtedness has been issued, in each case having an outstanding principal amount in excess of $750,000 in the aggregate;
          (v) all Contracts that limit or purport to limit the ability of any Company to compete in any line of business or with any Person or in any geographic area or during any period of time, in any such case to the extent that such limitation is material to the Companies and their businesses, taken as a whole;
          (vi) all Contracts with third-party distributors pursuant to which any Company received total payments on an annual basis in excess of $375,000 in the aggregate during the 2008 fiscal year;
          (vii) all Contracts with third-party sales representatives pursuant to which any Company made total payments on an annual basis in excess of $375,000 in the aggregate during the 2008 fiscal year;

          (viii) all Contracts relating to the acquisition by any of the Companies of any operating business or capital stock of any other Person in the three (3) years prior to the date of this Agreement;
          (ix) all Contracts between any Company and any Affiliate of any of the Companies (other than another Company);
          (x) any written Contract establishing a joint venture or partnership and any merger, asset or stock purchase or divestiture Contract relating to any Company entered into during the five (5) years prior to the date of this Agreement;
          (xi) any Contract for the purchase of any debt or equity security or other ownership interest of any Person, or for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, any Company;
          (xii) any Contract to settle any judicial proceedings during the five (5) years prior to the date of this Agreement; and
          (xiii) any Contract that results in any Person holding a power of attorney from any Company outside the ordinary course of business.
          (b) The Seller has heretofore made available to the Purchasers a true and complete copy of each Listed Contract (together with all amendments thereto). Except as disclosed in Section 3.16(b) of the Disclosure Schedule, as of the date of this Agreement, each Listed Contract (i) is valid and binding on the Company party thereto and, to the Knowledge of the Seller, the counterparties thereto, (ii) is in full force and effect and (iii) upon consummation of the transactions contemplated by this Agreement, (x) except to the extent that any consents set forth in Section 3.04 of the Disclosure Schedule are not obtained or (y) other than such Contracts as described in Section 3.16(a)(iv) relating to Indebtedness to be satisfied on or prior to Closing, shall continue in full force and effect without penalty or other adverse consequence. Except as disclosed in Section 3.16(b) of the Disclosure Schedule, as of the date of this Agreement, none of the Companies party thereto and, to the Seller’s Knowledge, none of the counterparties thereto, are in breach of, or default under, any Listed Contract to which a Company is a party, except for such breaches or defaults that would not have a Material Adverse Effect.
          (c) Section 3.16(c) of the Disclosure Schedule lists, as of September 14, 2009, each Purchase Order under which $150,000 or more of additional goods or services (based on the purchase price therefor as set forth therein) were to be delivered by the Companies.
     Section 3.17 Insurance. Section 3.17 of the Disclosure Schedule sets forth a list, as of the date of this Agreement, of all material insurance policies with respect to which any Company is an insured. Except as set forth in Section 3.17 of the Disclosure Schedule with respect to such insurance policies, (i) as of the date of this Agreement, such coverages are in full force and effect, (ii) all due premiums have been paid thereunder, (iii) as of the date of this Agreement, no notice of cancellation, termination or reduction of coverage has been received with respect to any such policy and (iv) as of the date of this Agreement, no claim currently is pending under any such policy involving an amount in excess of $100,000.

     Section 3.18 Labor Relations.
          (a) Except as set forth in Section 3.18 of the Disclosure Schedule, (i) there is, and during the past five (5) years there has been, no pending, or to the Seller’s Knowledge, threatened strike, slowdown, picketing, work stoppage, labor dispute or lockout or any pending application for certification of a collective bargaining agent against any of the Companies, (ii) there are no collective bargaining agreements or shop agreements with the works council (Betriebsvereinbarungen) involving employees of any of the Companies and (iii) to the Knowledge of the Seller, during the last two (2) years there has been no union organizing attempts or activities or collective bargaining arrangements that could affect any of the Companies pending or under discussion with any labor organization or group of employees of any of the Companies.
          (b) None of the Companies has engaged or is engaging in any unfair labor practice, except as would not materially and adversely impact such Company or its businesses. No unfair labor practice or labor charge or complaint is pending or, to the Seller’s Knowledge, threatened in writing with respect to any of the Companies before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority that would reasonably be expected to result in any material liability to the Companies.
          (c) None of the Sellers nor any of their Affiliates has received within the past three (3) years any written notice of intent by any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to any of the Companies and, to the Seller’s Knowledge, no such investigation is in progress.
          (d) In the five (5) years prior to the date of this Agreement, none of the Companies has engaged in any plant closing or employee layoff activities that violates the Worker Adjustment Retraining and Notification Act of 1988, as amended, or, to the Knowledge of the Seller, any similar state or local plant closing or mass layoff statute, rule or regulation.
     Section 3.19 Title to Assets. Except as set forth in Section 3.19 of the Disclosure Schedule, each of the Companies has good, valid and marketable title to, or valid leasehold interests in, and is the lawful owner of, all of its properties and assets free and clear of any Encumbrances other than Permitted Encumbrances. The assets owned or leased by each Company constitute all of the assets necessary for such Company to carry on its businesses in all material respects as currently conducted. All tangible assets owned or leased by each Company, including inventory, have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.
     Section 3.20 Customers and Suppliers.
          (a) Section 3.20(a) of the Disclosure Schedule sets forth a list of (i) the names of the top ten (10) customers of the Porex Companies based on consolidated revenues during the twelve (12) months ended December 20, 2008 and for the six (6) months ended June 20, 2009 and (ii) the names of the top ten (10) customers of the Porex Surgical Companies based on consolidated revenues during the twelve (12) months ended December 20, 2008 and for the six (6) months ended June 20, 2009.
          (b) Section 3.20(b) of the Disclosure Schedule sets forth a list of (i) the top ten (10) suppliers of the Porex Companies from which the Porex Companies ordered products or services based on expenditures during for the twelve (12) months ended December 20, 2008 and for the six (6) months ended June 20, 2009 and (ii) the top ten (10) suppliers of the Porex Surgical Companies from which the Porex Surgical Companies ordered products or services based on expenditures during for the twelve (12) months ended December 20, 2008 and for the six (6) months ended June 20, 2009.
     Section 3.21 Listed Employees. On the date hereof, the Seller has delivered to the Purchasers a list setting forth, as of the date of this Agreement, the name, title, place of employment, annual salary rate, and current target bonus percentage of base salary of each current salaried employee of each Company whose annual base salary, as of the date of this Agreement, exceeds $150,000. Such list is, as of the date of this Agreement, accurate in all material respects.
     Section 3.22 Affiliate Interests and Transactions. Section 3.22 of the Disclosure Schedule contains a complete and correct list (and if oral, a description of all material terms) of all Contracts, whether or not entered into the ordinary course of business, to or by which any Company, on the one hand, and any of its Affiliates, on the other, is a party or otherwise bound (excluding Contracts involving directors, officers and employees arising out of or relating to their roles as such). Except as set forth on Section 3.22 of the Disclosure Schedule, none of the stockholders, officers, directors or, to the Knowledge of the Seller, employees of any Company, nor any of their respective Affiliates, have been involved in any business arrangement or relationship with any Company (excluding Contracts involving directors, officers and employees arising out of or relating to their roles as such), are entitled to any payment or transfer of any assets from any Company (excluding Contracts involving directors, officers and employees arising out of or relating to their roles as such), have a material interest in any material property or asset owned, leased, licensed or used by any Company or have a material interest in any customer or supplier of any Company or any provider of products or services to any Company.
     Section 3.23 Brokers. Except for Jefferies & Company, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Transition Services Agreement based upon arrangements made by or on behalf of the Seller or any of the Companies. The Seller shall be solely responsible for payment of the fees and expenses of Jefferies & Company, Inc. or any other third-party advisors engaged by the Seller or any of its Affiliates.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF THE PURCHASERS
     Each Purchaser hereby severally represents and warrants to the Seller as follows with respect to itself:

     Section 4.01 Organization and Authority of the Purchasers. Such Purchaser is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Purchaser of this Agreement, the performance by such Purchaser of its obligations hereunder and the consummation by such Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Purchaser. This Agreement has been duly executed and delivered by such Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes a legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy.
     Section 4.02 No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 4.03 have been obtained or made, all filings and notifications listed in Section 4.03 have been made and any applicable waiting period has expired or been terminated, and except as may result from any facts or circumstances relating to the Seller or its Affiliates, the execution, delivery and performance by such Purchaser of this Agreement do not and will not (a) violate, conflict with or result in the breach of the certificate of formation, limited partnership agreement or bylaws (or similar organizational documents) of such Purchaser, (b) conflict with or violate any applicable Law or Governmental Order applicable to such Purchaser or by which such Purchaser or any of its properties is bound or (c) conflict with, result in any breach, termination or acceleration of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or require any consent under, any note, bond, mortgage or indenture, Contract, permit, franchise or other instrument or arrangement to which such Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of such Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.
     Section 4.03 Consents and Approvals. The execution, delivery and performance by such Purchaser of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority or any other Person, except (a) the premerger notification and waiting period requirements of the HSR Act or the German ARC pursuant to Section 5.04, (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by such Purchaser of the transactions contemplated by this Agreement, or (c) as may be necessary as a result of any facts or circumstances relating to the Seller or its Affiliates.
     Section 4.04 Investment Purpose. Such Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities laws. Such Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. Such Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
     Section 4.05 Financing. Such Purchaser will have on the Closing Date sufficient immediately available funds in hand to make an equity contribution to Newco in an amount equal to such Purchaser’s Pro Rata Portion of the Cash Purchase Price such that, together with the equity contribution of the other Purchaser party hereto, Newco will be able to pay the Cash Purchase Price and all other amounts payable pursuant to this Agreement (other than the Purchaser Notes) or otherwise necessary to consummate all the transactions contemplated hereby.
     Section 4.06 Litigation. There is no Action by or against such Purchaser pending or, to the Knowledge of such Purchaser, threatened, by or before any Governmental Authority which could affect the legality, validity or enforceability of this Agreement, the Transition Services Agreement or the consummation of the transactions contemplated hereby or thereby.
     Section 4.07 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Purchaser. Such Purchaser shall be solely responsible for payment of the fees and expenses of any other third-party advisors engaged by such Purchaser or any of its Affiliates to perform services in connection with this Agreement.
ARTICLE V
ADDITIONAL AGREEMENTS
     Section 5.01 Conduct of Business Prior to the Closing. The Seller covenants and agrees that, except as described in Section 5.01 of the Disclosure Schedule or as otherwise contemplated by this Agreement, between the date of this Agreement and the Closing, the Seller shall cause each of the Companies to (i) conduct its business in the ordinary course in all material respects, (ii) preserve intact in all material respects its business organization and (iii) comply in all material respects with all applicable Laws. Except as described in Section 5.01 of the Disclosure Schedule or as contemplated by this Agreement, the Seller covenants and agrees that, between the date of this Agreement and the Closing, without the prior written consent of a Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Seller shall not permit or cause any of the Companies to:
          (a) (i) issue, sell or redeem any capital stock or other ownership interests, notes, bonds or other securities (or any option, warrant or other right to acquire the same) or repay any paid in share capital, (ii) declare, make or pay any dividends or distributions (including repayments of paid in share capital) to the holders of capital stock or other equity securities of any of the Companies other than cash dividends, distributions and redemptions declared, made or paid by any Company solely to another Company or by Porex to the Seller and other than dividends permissible under applicable Law or distributions paid solely in cash, or (iii) split, combine or reclassify any capital stock of any of the Companies;

          (b) amend or restate its respective certificate of incorporation, articles of association or bylaws (or similar organizational documents, as applicable);
          (c) grant or announce any increase in, or acceleration of payment or vesting of, the salaries, bonuses, or, on an aggregate basis, other benefits payable to any employees of any of the Companies, other than (i) as required by applicable Law, (ii) pursuant to any plans, programs or agreements (including bonus programs) as in effect on the date of this Agreement, or (iii) other increases in the ordinary course of business (including increases due to promotions and normal periodic performance reviews and related compensation and benefit increases);
          (d) except in the ordinary course of business, (i) incur any Indebtedness for borrowed money (other than Indebtedness to a member of the Seller Group or another Company, trade credit and accounts payable, and Indebtedness that will be repaid at or prior to the Closing), (ii) issue any debt securities, or (iii) assume or guarantee or otherwise become responsible for any Indebtedness of any Person (other than Indebtedness of another Company), in the case of (i), (ii) and (iii) above, in an aggregate amount exceeding $1,000,000;
          (e) make any acquisition (by merger, consolidation, or acquisition of stock or assets) of any Person or other business organization or division thereof or enter into any written Contract to acquire (i) an equity interest in any legal entity or (ii) an interest in any joint venture, excluding any Contract for the provision of goods or services;
          (f) except in the ordinary course of business, create any Encumbrances on any of their assets, tangible or intangible, other than (i) Permitted Encumbrances, (ii) Encumbrances on assets having an aggregate value not in excess of $1,000,000 and (iii) Encumbrances that will be released at or prior to the Closing;
          (g) sell, assign, lease or transfer any assets or Intellectual Property Rights of any Company, except (i) sales of inventory in the ordinary course of business and (ii) sales of other tangible assets in the ordinary course and having a fair market value of not more than $100,000 in the aggregate;
          (h) make any material change in any method of accounting or accounting practice or policy used by such Company, other than such changes required by GAAP or by applicable Law;
          (i) adopt, enter into or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Companies (other than pursuant to this Agreement);
          (j) make or commit to make capital expenditures in excess of $500,000 in the aggregate;
          (k) make or revoke any material Tax election, settle or compromise any material Tax claim or liability or enter into any closing agreement with any Governmental Authority in respect of a material amount of Taxes, in each case, which could adversely affect a period after the Closing in a material manner;

          (l) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable, defer expenses or other accrued liabilities, reduce inventories or otherwise increase cash on hand, except, in each such case, in the ordinary course of business consistent with past practices;
          (m) knowingly permit the lapse through the failure to pay any required fees of any Intellectual Property Rights set forth in Section 3.12(a) of the Disclosure Schedule; or
          (n) agree to take any of the actions specified in Sections 5.01(a)-(m) or announce any intention to do so, except as contemplated by this Agreement or the Transition Services Agreement.
Subject to this Section 5.01, prior to the Closing, the Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control of and supervision over the Companies and their respective operations.
     Section 5.02 Access to Information.
          (a) From the date of this Agreement until the Closing, the Seller shall cause the Companies and their respective Representatives to (i) afford a Purchaser and its authorized Representatives reasonable access, subject to the Confidentiality Agreement and applicable Laws relating to the sharing of information, to the management, personnel, offices and properties of the Companies and, on the Seller’s premises, the Books and Records and (ii) furnish to the Representatives of the Purchasers such additional financial and operating data and other information regarding the Companies (or copies thereof made at such Purchaser’s expense) as such Purchaser may from time to time reasonably request; provided, however, that: (A) any such access or furnishing of information shall be provided at the Purchasers’ expense, during normal business hours upon reasonable advance notice to the Seller, under the supervision of the Seller’s personnel and in such a manner as not to interfere with the normal operations of the Companies; (B) all requests by such Purchaser for access or availability pursuant to this Section 5.02 shall be submitted or directed exclusively to an individual to be designated by the Seller; and (C) the Seller and the Companies shall not be required to provide any Books and Records or reports based thereon that they do not maintain or prepare in the ordinary course of their business. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to the Purchasers if such disclosure would, in the Seller’s sole and reasonable discretion, (i) cause significant competitive harm to Parent or any of the Companies if the transactions contemplated hereby are not consummated, (ii) jeopardize any attorney-client or other legal privilege or (iii) contravene any applicable Law, Governmental Order, fiduciary duty or Listed Contract entered into prior to the date of this Agreement.
          (b) In order to facilitate the resolution of any claims made against or incurred by the Seller or any Affiliate of the Seller relating to any of the Companies, for a period of seven (7) years after the Closing, the Purchasers shall (i) retain the Books and Records relating to the Companies relating to periods prior to the Closing, and (ii) upon reasonable advance notice, afford the Representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such Books and Records and personnel of the Purchasers, Newco and any of the Companies.

          (c) In order to facilitate the resolution of any claims made against or incurred by a Purchaser or any of the Companies, for a period of seven (7) years after the Closing, the Seller, Parent and their respective Subsidiaries shall (i) retain the Books and Records relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchasers or the Companies, and (ii) upon reasonable advance notice, afford the Representatives of a Purchaser or any of the Companies reasonable access (including the right to make, at the Purchasers’ expense, photocopies), during normal business hours, to such Books and Records and to personnel of the Seller, Parent and their respective Subsidiaries.
          (d) Following the Closing, for purposes of satisfying Parent’s periodic reporting requirements under the Exchange Act and the rules promulgated thereunder, the Purchasers shall, and shall cause each of the Companies and their respective Representatives to (i) afford the Seller and its authorized Representatives reasonable access, subject to applicable Laws relating to the sharing of information or data protection, to the offices and properties of any of the Companies and Books and Records and (ii) furnish to the Representatives of the Seller such additional financial and operating data and other information regarding any of the Companies (or copies thereof made at the Seller’s expense) as the Seller may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be provided at the Seller’s expense, during normal business hours upon reasonable advance notice to a Purchaser, under the supervision of the Purchaser’s personnel and in such a manner as not to interfere with the normal operations of the Companies.
     Section 5.03 Confidentiality.
          (a) Each Purchaser acknowledges and agrees that the letter agreement dated as of July 10, 2008 by and between Parent and Aurora Management Partners LLC (as reaffirmed and amended, the “Confidentiality Agreement”) remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to each Purchaser pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 5.03(a) shall nonetheless continue in full force and effect.
          (b) Each of Parent and the Seller acknowledges and agrees that the letter agreement dated as of September 16, 2009 by and between Parent and the Purchasers (the “Purchaser Confidentiality Agreement”) remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Purchaser Confidentiality Agreement, information provided to each of Parent and the Seller pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Purchaser Confidentiality Agreement and the provisions of this Section 5.03(b) shall nonetheless continue in full force and effect.
          (c) For a period of five (5) years following the Closing Date, Parent and the Seller shall not, and shall cause their respective controlled Affiliates not to, use for its or their own benefit or divulge or convey to any third-party, any Porex Confidential Information; provided, that Parent and the Seller, and their respective Subsidiaries, may divulge or convey such portion of the Porex Confidential Information as is (i) consented to by a Purchaser; (ii) in the reasonable determination of Parent or the Seller, or any of their respective controlled Affiliates, necessary to be disclosed to the board of directors or any advisor of WebMD or Parent in connection with the WebMD Merger; provided, that in the case of this clause (ii), (A) such information shall not contain any trade secrets or other confidential Intellectual Property Rights of any of the Companies and (B) the receiving party shall acknowledge the confidentiality obligations applicable to the receipt of such Porex Confidential Information as set forth herein; (iii) in the reasonable determination of Parent or the Seller, or any of their respective controlled Affiliates, required by applicable Law (including, for the avoidance of doubt, disclosure obligations under securities laws and regulations, and obligations with respect to Taxes, including the filing of any Tax Returns) or stock exchange regulations; provided, that in the case of this clause (iii), in the event Parent or the Seller, or any of their respective controlled Affiliates, determines that applicable Law requires the disclosure of any trade secrets or other confidential Intellectual Property Rights of any of the Companies, Parent, the Seller or such controlled Affiliate shall (i) notify the Purchasers of the existence, terms and circumstances surrounding such disclosure and consult with the Purchasers on the advisability of taking steps available under applicable Law to resist or narrow such disclosure, and (ii) exercise its commercially reasonable efforts to obtain an order or other assurance that confidential treatment will be accorded to such trade secrets or confidential Intellectual Property Rights of each of the Companies; or (iv) to the extent set forth on Schedule 5.15. For purposes of this Agreement, the “Porex Confidential Information” consists of all information and data relating to the Purchasers, any of the Companies or their respective Affiliates or the transactions contemplated by this Agreement, other than data or information that is or becomes generally available to the public other than as a result of a breach of this Section 5.03.
     Section 5.04 Regulatory and Other Authorizations; Notices and Consents.
          (a) Each Purchaser and the Seller shall use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, and the consummation of the transactions contemplated by this Agreement and the Transition Services Agreement, and will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. Each party hereto agrees to make promptly its respective filing, if necessary, pursuant to the HSR Act, the German ARC and any other applicable foreign antitrust Law with respect to the transactions contemplated by this Agreement but in no event more than ten (10) Business Days after the date of this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act, the German ARC or such other applicable foreign antitrust Law.
          (b) Without limiting the generality of the parties’ undertakings pursuant to Section 5.04(a), each party hereto agrees to use its reasonable best efforts and to take any and all steps reasonably necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to consummate the transactions contemplated by this Agreement and the Transition Services Agreement as promptly as practical, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of any of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement and the Transition Services Agreement. In addition, each party hereto shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Governmental Order (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing.
          (c) Each party to this Agreement shall permit the other party to review in advance any proposed communication by such party to any Governmental Authority relating to the subject matter of this Agreement and shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to such matters. Neither party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and applicable Laws relating to the sharing of information, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act, the German ARC or any other foreign antitrust Law. Subject to the Confidentiality Agreement and applicable Laws relating to the sharing of information, the parties to this Agreement will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.
     Section 5.05 Director and Officer Liability. Following the Closing, the Purchasers shall cause (i) the certificate of incorporation and bylaws (or similar organizational documents) of each of the Companies to continue to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each of its current (as of the Closing Date) and former directors and officers, than are presently set forth in the respective certificate of incorporation and bylaws (or similar organizational documents) of such Companies, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals and (ii) any agreement providing for the indemnification by any Company of any current or former officer or director of any Company in effect as of the date of this Agreement to survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by such Company after the Closing, except to the extent such indemnification obligation arises from or relates to any knowing act, error or omission that constitutes a breach by Parent, the Seller or any of their Affiliates of this Agreement, the Transition Services Agreement or the Parent Guarantee.

     Section 5.06 Non-Competition; Non-Solicitation.
          (a) Subject to the provisions of Section 5.06(b), for a period of five (5) years from and after the Closing Date (the “Restricted Period”), neither Parent nor the Seller shall, nor shall they permit any of their controlled Affiliates to, engage in, own any interest in, render financial assistance to, operate, or otherwise control a business that engages in a Competitive Business. As used in this Section 5.06, “Competitive Business” means the business of designing, manufacturing or distributing porous plastic products or designing, manufacturing or distributing of implants used in human cranial and facial reconstructive surgery; provided, that (i) none of the Seller Businesses (as defined below) shall be deemed to be a Competitive Business, (ii) the distribution, marketing or promotion of any medical device by WebMD that is manufactured by an Independent Third Party shall not be deemed to be a Competitive Business so long as none of Parent and the Seller shall have breached, or permitted any of their controlled Affiliates to breach, any of the provisions of Section 5.03; and (iii) each Purchaser acknowledges and agrees that Parent, the Seller and their respective Subsidiaries will, during the Restricted Period, provide services to or receive services from Independent Third Parties that may be engaged in Competitive Businesses and in no event shall the provision or receipt of any such services in and of itself be deemed to be a violation of this Section 5.06, except that neither Parent nor the Seller nor any of their controlled Affiliates shall manufacture any implant used in human cranial and facial reconstructive surgery or provide technical manufacturing information to any manufacturer of implants used in human cranial and facial reconstructive surgery relating to the manufacturing of implants used in human cranial and facial reconstructive surgery and nothing in this clause (iii) shall relieve the Seller, Parent or any of their respective controlled Affiliates from their respective obligations set forth in Section 5.03.
          (b) Notwithstanding anything to the contrary contained in Section 5.06(a), Parent, the Seller and their respective Subsidiaries may, during the Restricted Period, (i) engage in or own any interest in any entity that engages in any of the businesses or activities in which Parent, the Seller or any of their respective Subsidiaries (other than the Companies) are engaged as of the date of this Agreement or may be engaged in the future (other than a Competitive Business), to the extent such businesses or activities are a reasonable extension of any of the businesses or activities engaged in by Parent, the Seller and their respective Subsidiaries (other than the Companies) as of the date of this Agreement and do not constitute a Competitive Business (collectively, the “Seller Businesses”); (ii) own an interest of less than 5% of the voting securities of any publicly traded company; and (iii) acquire and, after such acquisition, own an interest in another Person (or its successor) engaging in a Competitive Business or owning an entity engaging in a Competitive Business if (A) such Competitive Business generated less than 20% of such Person’s aggregate revenues in the last completed fiscal year of such Person or (B) Parent or the Seller, as applicable, causes the acquired Person (or its successor) to divest itself of the Competitive Business as soon as is reasonably practicable after such acquisition is consummated and in any event enters into an agreement to make such a divestiture within nine (9) months following the date of acquisition.
          (c) Notwithstanding anything to the contrary contained herein, the provisions of this Section 5.06 will cease to be applicable in the event Parent (or any of its successors, including, without limitation, WebMD as successor to Parent in the WebMD Merger) is acquired by an Independent Third Party (whether by asset purchase, stock purchase, merger or otherwise), excluding, for the avoidance of doubt, the acquisition of Parent by WebMD in the WebMD Merger.
          (d) During the Restricted Period, neither Parent nor the Seller shall, and each shall cause its controlled Affiliates not to, hire any employee of any of the Companies or solicit any employee of any of the Companies to leave his or her employment in order to accept employment with Parent, the Seller or any of their respective Subsidiaries; provided, that nothing contained in this Section 5.06(d) shall prohibit Parent, the Seller or any of controlled Affiliates from soliciting employees through general advertisements not targeted at the employees of any of the Companies or from hiring any Person in the event that such Person shall have previously left the employ of any of the Companies at least six (6) months prior to the date of hire.
          (e) During the Restricted Period, each Purchaser shall not, and shall cause each of its Affiliates (including the Companies) not to, hire any employee of Parent, the Seller or any of their respective Subsidiaries (other than the Companies) or solicit any employee of Parent, the Seller or any of their respective Subsidiaries (other than the Companies) to leave his or her employment in order to accept employment with a Purchaser or any of its Affiliates (including the Companies); provided, that nothing contained in this Section 5.06(e) shall prohibit the Purchasers or any of its Subsidiaries (including the Companies) from soliciting employees through general advertisements not targeted at the employees of any of Parent, the Seller or any of their respective Subsidiaries or from hiring any Person in the event that such Person shall have previously left the employ of Parent, the Seller or any of their respective Subsidiaries at least six (6) months prior to the date of hire.
          (f) The Seller acknowledges that the covenants of the Seller set forth in this Section 5.06 are an essential element of this Agreement and that any breach by the Seller of any provision of this Section 5.06 will result in irreparable injury to a Purchaser. The Seller acknowledges that in the event of such a breach, in addition to all other remedies available at law, a Purchaser shall be entitled to equitable relief, including injunctive relief, and an equitable accounting of all earnings, profits or other benefits arising therefrom, as well as such other damages as may be appropriate. The Seller has independently consulted with its counsel and after such consultation agrees that the covenants set forth in this Section 5.06 are reasonable and proper to protect the legitimate interest of a Purchaser.
          (g) If a court of competent jurisdiction determines that the character, duration or geographical scope of the provisions of this Section 5.06 are unreasonable, it is the intention and the agreement of the parties that these provisions shall be construed by the court in such a manner as to impose only those restrictions on the Seller’s conduct that are reasonable in light of the circumstances and as are necessary to assure to a Purchaser the benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants of this Section 5.06 because taken together they are more extensive than necessary to assure to the Purchasers the intended benefits of this Agreement, it is expressly understood and agreed by the parties that the provisions hereof that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding, shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.

     Section 5.07 Insurance.
          (a) Subject to the requirements of Section 5.07(b) and 5.07(c) below and notwithstanding anything to the contrary contained in this Agreement, each Purchaser shall have sole responsibility for obtaining insurance coverage for the Companies and their respective operations effective as of the Closing and agrees that it will not seek recovery for claims arising after the Closing under the insurance policies of the Seller or any Affiliate of the Seller (other than the Companies after the Closing) except (other than with respect to those policies in the name of Parent) under those policies identified in Section 3.17 of the Disclosure Schedule.
          (b) With respect to the policies identified in Section 3.17 of the Disclosure Schedule the Purchasers, at the sole cost and expense of the Purchasers, if any, with the cooperation and reasonable assistance of the Seller prior to and after the Closing, shall use commercially reasonable efforts to, or shall cause Newco and the Companies to use commercially reasonable efforts to, have the following changes in such policies take place at or as promptly as is commercially reasonable after the Closing:
          (i) replace the Seller with Newco as the named insured, on those policies (other than the Environmental Policy (Policy Number 3725-18-51)) that, on the date of this Agreement, name the Seller as the named insured;
          (ii) with respect to the Environmental Policy (Policy Number 3725-18-51), replace the Seller with Newco as the named insured and add as additional insured on such policy Parent (or its successor) and all of its Subsidiaries including the Seller; and
          (iii) with respect to policies (except for workers compensation and executive protection) in the name of Porex and/or Porex Surgical immediately prior to the Closing, cause Newco to be named as an additional insured on each such policy and Parent (or its successor) and all of its Subsidiaries including the Seller to be named as an additional insured on each such policy.
          Except with respect to those policies identified in Section 3.17 of the Disclosure Schedule as being in the name of Parent, neither the Parent nor any of its Subsidiaries (other than the Companies following the Closing) shall have access to any such policy described in this Section 5.07(b) on which it is named as the insured or an additional insured with respect to any risks insured thereunder that do not arise out of the conduct of business or operations of any of the Companies (whether before or after the Closing) or otherwise relate to any of the Companies
          (c) Between the date of this Agreement and the Closing, the Seller shall (i) pay all premiums required to be paid under the insurance policies set forth in Section 3.17 of the Disclosure Schedule in accordance with the terms thereof and (ii) notify each issuer of each policy of the actions contemplated by Section 5.07(b) and use commercially reasonable efforts to facilitate completion of such actions effective as of the Closing.
          (d) Following the Closing, the Purchasers shall, or shall cause Newco or the Companies to, use commercially reasonable efforts to continually maintain and keep in full force and effect the insurance policies with respect to which, pursuant to Section 5.07(b), following the Closing Parent (or its successor) and all of its Subsidiaries including the Seller are named as additional insureds and shall not replace any such policy or fail to maintain Parent (or its successor) and all of its Subsidiaries including the Seller as additional insureds for a period of 10 years from and after the Closing unless either:
          (i) the Purchasers provide or cause Newco or the Companies to provide, at their sole cost and expense, an unlimited extended reporting period for the benefit of Parent and the Seller with respect to any such replaced policy with the same limits and the same retroactive dates; or
          (ii) the Purchasers provide, or cause Newco or the Companies to provide, at their sole cost and expense, replacement insurance that is comparable in all material respects to the insurance policy so replaced and naming Parent (or its successor) and all of its Subsidiaries as additional insureds thereunder.
Notwithstanding the terms of this Section 5.07(d), the Purchasers, Newco and the Companies shall not be obligated to collectively expend in any annual period for any such policy of insurance for which Parent and its Subsidiaries are to be named as additional insureds more than 150% of the annual premium in effect for such policy on the date of this Agreement. If the annual premium for any such policy of insurance would exceed 150% of the annual premium in effect for such policy on the date of this Agreement, the Purchasers, Newco and the Companies shall only be obligated to use commercially reasonable efforts to procure such insurance under such policy (or a replacement policy) as can be obtained with the payment of an annual premium of 150% of the annual premium in effect for such policy on the date of this Agreement.
     Section 5.08 Public Announcements; Notices to Governmental Authorities.
          (a) The parties hereto have agreed to the forms of press release, employee communication materials and customer communication materials (the “Initial Communications”) to be issued promptly after the execution and delivery of this Agreement and shall agree to the forms of Initial Communications to be issued promptly after the Closing. The Seller, the Purchasers and any of their respective Affiliates and Representatives shall consult with each other before issuing, and shall provide each other with the opportunity to review and comment upon, all other public announcements regarding any aspect of this Agreement; provided, that each of the Seller, on the one hand, and the Purchasers, on the other hand, may, without the prior written consent of the other party, make any such announcement that (i) contains only information consistent with the Initial Communications or (ii) it in good faith believes is necessary or advisable in connection with any requirement of applicable Law, or any listing agreement with or listing rules of a national securities exchange or trading market (it being understood and agreed that each party shall use reasonable efforts to consult in good faith with the other party prior to issuing such public announcement, and shall promptly provide the other party hereto with copies of any such announcement or other communication). The Purchasers hereby consent to Parent filing a Current Report on Form 8-K regarding this Agreement, which Current Report may include a copy of this Agreement as an exhibit.

          (b) Subject to the terms and conditions of this Agreement, in the event that a Purchaser or, upon or after the Closing, a Purchaser or any of the Companies, provides to or receives from any Governmental Authority (including, without limitation, the FDA) any communication in connection with this Agreement or the transactions contemplated hereby, such Purchaser shall, contemporaneously therewith, provide a copy thereof to the Seller and Parent.
     Section 5.09 Exclusivity. Parent and the Seller agree that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, Parent and the Seller shall not, and shall take all action necessary to ensure that none of the Companies or any of their respective Affiliates or Representatives shall (other than in connection with the WebMD Merger):
          (a) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (i) relating to any direct or indirect acquisition or purchase of all or any portion of the capital stock of any Company or assets of any Company, other than in the ordinary course of business, (ii) to enter into any merger, consolidation or other business combination relating to any Company or (iii) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to any Company; or
          (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Parent and the Seller immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing.
     Section 5.10 Further Action. The parties hereto shall use reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers and obtain any waivers, consents or approvals from third-parties and Governmental Authorities as may be required to satisfy all applicable conditions to Closing, to carry out the provisions of this Agreement and the Transition Services Agreement and to consummate and make effective the transactions contemplated by this Agreement and the Transition Services Agreement as soon as practicable after the date of this Agreement and in any event prior to the Termination Date.
     Section 5.11 Note Purchase Documents. Prior to the Closing, the Purchasers shall cause Newco take all actions necessary or proper to execute the Note Purchase Documents and consummate the transactions contemplated thereby, including satisfying any closing conditions set forth therein.
     Section 5.12 Seller Release. Prior to the Closing, Parent, the Seller and their respective Subsidiaries (other than the Companies) shall release and discharge, effective as of the Closing, each of the Companies, substantially in the form of Exhibit 5.12 (the “Seller Release”).
     Section 5.13 Purchaser Release. Prior to the Closing, the Purchasers, the Companies and their respective Affiliates (other than Parent, the Seller and their Affiliates other than the

Companies) shall release and discharge, effective as of the Closing, each of Parent, the Seller and their Affiliates other than the Companies, substantially in the form of Exhibit 5.13 (the “Purchaser Release”).
     Section 5.14 Confidentiality Agreement Assignment. The Seller hereby assigns to the Purchasers, effective as of the Closing, the rights of Parent, the Seller or any of their respective Affiliates (other than the Companies) set forth in Schedule 5.14.
     Section 5.15 Additional Agreements. The Purchasers and the Seller acknowledge and agree to the provisions set forth on Schedule 5.15.
     Section 5.16 Financing. Each Purchaser shall take all necessary or proper actions to satisfy its obligations as set forth in Section 2.02(b) including providing Newco with cash contributions equal to no less than such Purchaser’s Pro Rata Portion of the Cash Purchase Price and enforcing the rights of such Purchaser under the limited partnership agreement governing the affairs of such Purchaser.
ARTICLE VI
EMPLOYEE MATTERS
     Section 6.01 Employee Benefits.
          (a) As of the Closing, the Purchasers agree to provide, or to cause Newco, the Companies or one of the Purchasers’ other Affiliates to provide, the employees of the Companies following the Closing, for a period of one (1) year after the Closing, with employee benefits that are, in the aggregate comparable to those employee benefits provided to the employees of the Companies immediately prior to the date of this Agreement (other than equity or equity-related benefits).
          (b) With respect to any employee benefit plan of a Purchaser, Newco, the Companies or one of the Purchasers’ other Affiliates in which the employees of the Companies may be eligible to participate pursuant to Section 6.01(a), the Purchasers shall, or shall cause Newco, the Companies or one of their Affiliates to: (i) waive all limitations as to pre-existing condition exclusions and waiting periods applicable to such employees to the same extent such exclusions and waiting periods would have been waived or would otherwise not be excluded or required under the plans in which such employees were participating immediately prior to the Closing; (ii) credit all deductibles and co-pays under any of Porex’s or the other Companies’ health plans, during the applicable plan year that includes the Closing, towards deductibles and co-pays under the health plan of the Purchasers, the Companies or one of the Purchaser’s other Affiliates; and (iii) recognize all service of such employees with Porex, the other Companies or Parent for purposes of (A) eligibility to participate, (B) vesting and (C) benefit accrual (other than benefit accruals under a defined benefit pension plan) under any employee benefit plan, severance policy, or vacation, sick, holiday or other paid leave policy of a Purchaser, the Companies or one of the Purchasers’ other Affiliates in which such employees may be eligible to participate after the Closing, in each case, to the same extent taken into account under the corresponding plan or policy in which such employees participated immediately prior to the

Closing; provided, however, that this provision shall not be construed in any way that would result in a duplication of benefits provided to any such employee.
          (c) Notwithstanding anything else contained in this Article VI, the parties do not intend for this Article VI, or any term, provision, condition or agreement contained herein, to amend any plans or arrangements. This Article VI shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Article VI, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Article VI. Nothing in this Article VI is intended to interfere with the Companies’ or, from and after the Closing, the Purchasers’ right to amend or terminate any plans or arrangements or the employment or provision of services by any director, officer, employee, independent contractor or consultant.
          (d) Notwithstanding anything to the contrary herein, in the event that from and after the Closing the Companies become obligated to make payments (“Change of Control Payments”) to employees of the Companies pursuant to any Change of Control Plan (as defined below), (x) the Companies and the Purchasers shall remain liable for the portion of the Change of Control Payments in an amount up to and including $855,000 in the aggregate (the “Maximum Amount”) and (y) the Seller shall be liable for and shall, following written notice from the Purchasers, promptly reimburse the Purchasers for any Change of Control Payments exceeding the Maximum Amount. The Seller’s liability and reimbursement obligations under the preceding sentence shall not apply to any payments to employees of the Companies pursuant to any Severance Plans (as defined below). For purposes of this Agreement, the term “Change of Control Plan” means a plan or agreement (or portion thereof) listed on Section 6.01(d)(A) of the Disclosure Schedule or any similar plan or agreement in existence immediately prior to the Closing which is not a Severance Plan and pursuant to which an employee of any Company becomes entitled to receive payments from any of the Companies solely as a result of the transactions contemplated by this Agreement and, to the extent applicable, the satisfaction of any post-Closing service requirements that may be imposed under such plan or agreement. For purposes of this Agreement, the term “Severance Plan” means a plan or agreement providing for severance or similar termination payments or benefits that become payable by any Company only upon a termination of employment (including, without limitation, any severance or similar termination payments or benefits pursuant to the plans and agreements (or portions thereof) set forth in Section 6.01(d)(B)) of the Disclosure Schedule. For the avoidance of doubt, to the extent that the amount of any Change of Control Payment actually paid by any Company to an employee is reduced by any applicable withholding or employment taxes, such Company shall be deemed to have paid the gross amount of such Change of Control Payment for purposes of this Section 6.01(d).
ARTICLE VII
TAX MATTERS
     Section 7.01 Tax Indemnities.
          (a) The Seller shall be responsible for and shall indemnify and hold the Purchasers and their Affiliates harmless against all Excluded Taxes and associated expenses.

          (b) The Purchasers shall be severally, and not jointly, responsible for and shall severally, and not jointly, indemnify and hold the Seller and its Affiliates harmless against all Taxes and associated expenses other than Excluded Taxes.
          (c) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the taxable period ending on the date of the Closing shall be:
          (i) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 7.06), deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended on the date of the Closing; and
          (ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Companies, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes) (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period ending on the date of the Closing and the denominator of which is the number of days in the entire Straddle Period.
          (iii) Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be allocated to the portion of the Straddle Period ending on the Closing Date and/or the portion of the Straddle Period beginning after the Closing Date based upon the method employed in Sections 7.01(c)(i) and 7.01(c)(ii) above taking into account the type of Tax to which the credit or refund relates. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 7.01(c) shall be computed by reference to the level of such items on the date of the Closing. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Companies.
          (d) Payment by the indemnifying party of any amount due under this Section 7.01 shall be made within ten (10) days following written notice by the indemnified party that payment of such amounts to the appropriate taxing authority is due; provided, that the parties shall comply with their obligation to promptly notify each other under Section 9.05; provided, further, that the indemnifying party shall not be required to make any payment earlier than two (2) days before it is due to the appropriate taxing authority. Notwithstanding anything to the contrary herein, if the Seller or one of its Affiliates receives an assessment or other notice of Taxes due with respect to the Companies for which the Seller is not responsible, in whole or in part, pursuant to Section 7.01(a), then the Purchasers shall pay such Taxes, or if the Seller or one of its Affiliates pays such Taxes, then the Purchasers or the Companies shall pay to the Seller the amount of such Taxes for which the Seller is not responsible within five (5) days following such payment. In the case of a Tax that is contested in accordance with the provisions of Section 7.03, payment of the Tax to the appropriate taxing authority will be considered to be due no earlier than the date a final determination to such effect is made by the appropriate taxing authority or court.
          (e) Transactions occurring or actions taken on the Closing Date, but after the Closing, outside the ordinary course of business of the Companies and not contemplated by this Agreement shall be treated as occurring on the next day and as such shall for purposes of this Agreement be treated (and consistently reported by the parties) as occurring in the taxable period (or portion thereof) beginning the day after the Closing Date.
     Section 7.02 Tax Refunds and Tax Benefits.
          (a) Any refunds or similar benefits (including any interest paid with respect thereto) that are received by Porex or its Subsidiaries, and any amount credited or otherwise offset against any Tax to which a Purchaser or its Affiliates or Porex and its Subsidiaries become entitled, that relate to taxable periods (or portions of taxable periods) ending on or before the date of the Closing, except to the extent such item was taken into account in the determination of Closing Net Working Capital, shall be for the account of the Seller. The Seller shall also be entitled to all remaining payments in respect of the German Corporate Tax Credit determined as of December 31, 2006, which shall be remitted to the Seller promptly after receipt by any Company. The Purchasers shall, if the Seller so requests and at the Seller’s expense, cause the Companies or other relevant entity to file for and use its reasonable best efforts to obtain and expedite the receipt of any refund to which the Seller is entitled under this Section 7.02. The Purchasers shall permit the Seller to participate in (at the Seller’s expense) the prosecution of any such refund claim. For purposes of the preceding sentence, any such Tax refund, credit or similar benefit for a Straddle Period shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in the manner set forth in Section 7.01(c).
          (b) Any amount otherwise payable by the Indemnifying Party under Section 7.01 shall be reduced by any Tax Benefit actually realized (either by cash refund or actual reduction of Taxes otherwise payable), net of any current Tax detriment actually realized (either by reduction in cash refund or actual increase in Taxes payable) in a taxable period (or portion thereof) beginning after the Closing Date, by the Indemnified Party, as a result of the tax payment or any underlying adjustment resulting in the obligation of the Indemnified Party to pay Taxes or other amounts for which the Indemnifying Party is responsible under Section 7.01 or the accrual or payment of such Taxes.
     Section 7.03 Contests.
          (a) After the Closing, each party shall promptly notify the other party in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on the other party or its Affiliates which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification under Section 7.01. Such notice shall contain factual information (to the extent known to such party) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax liability. If either party fails to give the other party prompt notice of an asserted

Tax liability as required by this Section 7.03, then such party shall not have any obligation to indemnify for any Loss arising out of such asserted Tax liability, but only to the extent that failure to give such notice results in an actual detriment to such party.
          (b) In the case of a Tax audit or administrative or judicial proceeding (a “Contest”) that relates to taxable periods ending on or before the date of the Closing, the Seller shall have the sole right, at its expense, to control the conduct of such Contest.
          (c) With respect to Straddle Periods, the Seller may elect to direct and control, through counsel of its own choosing, any Contest involving any asserted Tax liability with respect to which indemnity may be sought from the Seller pursuant to Section 7.01. If the Seller elects to direct such Contest, the Seller shall within sixty (60) days of receipt of the notice of asserted Tax liability notify the Purchasers of its intent to do so, and the Purchasers shall cooperate and shall cause the Companies to cooperate, at the Seller’s expense, in each phase of such Contest. If the Seller elects to direct such Contest, then the Purchasers may participate in such Contest, at the Purchasers’ expense. If the Seller elects not to direct the Contest, the Purchasers may assume control of such Contest (at the Purchasers’ expense). If a Purchaser assumes control of such Contest (whether because the Seller elects not to assume control or because it is not entitled to control such Contest), then the Seller may participate, at its own expense, in the Contest. Neither the Seller nor any Purchaser may settle or compromise any asserted liability with respect to any Contest governed by this Section 7.03(c) without prior written consent of the other party, which shall not be unreasonably withheld or delayed.
          (d) The Purchasers and the Seller agree to reasonably cooperate, and agree to cause their Affiliates to reasonably cooperate, in the defense against or compromise of any claim in any Contest.
     Section 7.04 Preparation of Tax Returns.
          (a) The Seller shall prepare and file (or cause the Companies to prepare and file) all income and franchise Tax Returns relating to the Companies for taxable periods ending on or before the date of the Closing and all other Tax Returns required to be filed prior to the Closing Date, in each case in a manner consistent with prior practice to the extent permitted under applicable Law with respect to Tax Returns that solely include the Companies.
          (b) The Purchasers shall prepare and file (or cause the Companies to prepare and file) all Tax Returns of the Companies that are not prepared by the Seller pursuant to subparagraph (a) above (including Straddle Periods); it being understood that all Taxes shown as due and payable on such Tax Returns shall be the responsibility of the Purchasers, except for such Taxes which are the responsibility of the Seller pursuant to Section 7.01, which the Seller shall pay in accordance with this Article VII. Such Tax Returns for the first period ending after the Closing Date shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by applicable Law. With respect to any such Tax Return that begins prior to the Closing Date or as to which Taxes are otherwise allocable to the Seller under Section 7.01 hereof, the Purchasers shall provide the Seller and its authorized representative with a copy of such completed Tax Return and a statement (with which the Purchasers will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is allocable to the Seller pursuant to Section 7.01 at least thirty (30) days prior to the due date (including any extension thereof) for filing of such Tax Return, and the Seller and its authorized representative shall have the right to review and approve (not to be unreasonably withheld or delayed) such Tax Return and statement prior to the filing of such Tax Return. The Seller and the Purchasers agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by the Seller or its authorized representative.
          (c) Each Purchaser will, and will cause its Affiliates to, cooperate with the Seller to cause the filing of any amended Tax Return reasonably requested by the Seller relating to a taxable period (or portions thereof) of any of the Companies ending on or before the Closing Date; provided, that the Seller will pay or reimburse a Purchaser for any reasonable professional fees incurred by such Purchaser or its Affiliates in connection with the preparation and filing of such amended Tax Return.
     Section 7.05 Tax Cooperation and Exchange of Information. The Seller and each Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchasers shall cause the Companies to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. The Seller and the Purchasers shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 7.05. Notwithstanding anything to the contrary in Section 5.02, each of the Seller and the Purchasers shall retain all Tax Returns, work papers and all material records or other documents in its possession or under its control (or in the possession or under the control of its Affiliates) relating to Tax matters of any of the Companies for any taxable period that includes the date of the Closing and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six (6) years following the due date (without extension) for such Tax Returns. After such time, before the Seller or the Purchasers shall dispose of any such documents in their possession or under their control (or in the possession or under the control of their Affiliates), the other party shall be given an opportunity, after ninety (90) days’ prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense). Any information obtained under this Section 7.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.
     Section 7.06 Conveyance Taxes. The Purchasers shall be severally liable for, shall hold the Seller and its Affiliates harmless against, and agree to pay any and all Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereby. The Purchasers and the Seller agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the Purchasers to comply with any pre-Closing filing requirements.

     Section 7.07 Tax Covenants.
          (a) Neither the Purchasers nor any Affiliate of the Purchasers shall take, or cause or permit the Companies to take, any action, or omit to take any action which could increase the Seller’s or any of its Affiliates’ liability for Taxes.
          (b) Neither the Purchasers nor any Affiliate of the Purchasers shall amend, refile or otherwise modify, or cause or permit any Company to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any taxable period (or portion of any taxable period), ending on or before the date of the Closing without the prior written consent of the Seller.
     Section 7.08 Miscellaneous.
          (a) For Tax purposes, the parties agree to treat all payments made under this Article VII, under any other indemnity provisions contained in this Agreement, and for any breaches of representations, warranties, covenants or agreements, as adjustments to the Purchase Price or as capital contributions.
          (b) This Article VII shall be the sole provision governing indemnities for Taxes under this Agreement, it being understood and agreed that the provisions of Article IX shall not apply to Taxes.
          (c) For purposes of this Article VII, all references to the Purchasers, Parent, the Seller, Affiliates or the Companies include their respective successors and assigns.
          (d) Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the parties hereto contained in this Article VII shall survive the Closing and shall remain in full force until thirty (30) days following the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).
          (e) Except for this Agreement, any Tax sharing agreement or arrangement between the Seller or any of its Affiliates (other than the Companies), on the one hand, and the Companies, on the other hand, shall be terminated, and all payments thereunder settled, immediately prior to the Closing with no payments permitted to be made thereunder on or after the Closing Date.
          (f) Payments by the Seller under this Article VII shall be limited to the amount of any liability or damage that remains after deducting therefrom any indemnity, contribution or other similar payment recoverable by the Purchasers, the Companies or any Affiliates of the Purchasers from any third-party with respect thereto.
     Section 7.09 Section 338(h)(10) Election. Upon the request of the Purchasers, in connection with the sale of the Shares contemplated hereby, the Seller and Parent shall join with Newco in causing an express election pursuant to Section 338(h)(10) of the Code to be made for the Companies (other than the Foreign Companies) and shall cause similar elections to be made where appropriate for state Tax purposes (collectively, the “Section 338(h)(10) Election”).

Newco shall be entitled to cause elections to be made under Section 338(g) of the Code with respect to the Foreign Companies (collectively, the “Section 338(g) Election”). On or prior to December 10, 2009 (or such earlier date that the Allocation is delivered to Sellers pursuant to this Section 7.09), but in no event earlier than thirty (30) days following the Closing, the Purchasers shall notify the Seller in writing with respect to which Section 338(h)(10) Elections and Section 338(g) Elections will be made pursuant to this Section 7.09. No later than thirty (30) days prior to the last date on which the Section 338(h)(10) Election must be filed, the Purchasers will deliver to the Seller all forms and other schedules and documents necessary to file the Section 338(h)(10) Election, with reasonable instructions to the Seller with respect to the signing and filing of the Section 338(h)(10) Election, and the Seller will comply with such reasonable instructions in signing and filing the Section 338(h)(10) Election. Within forty-five (45) days following the Closing, the Purchasers shall provide the Seller with an allocation of the Purchase Price among the assets of the Companies taking into account any Section 338(h)(10) Election or Section 338(g) Election made (the “Allocation”) for the Seller’s review and approval (which approval shall not be unreasonably withheld or delayed). The Allocation shall be prepared in a manner consistent with Code Sections 338 and 1060 and the regulations thereunder. If the Seller and the Purchasers cannot agree on the proper Allocation, then the Seller and the Purchasers shall submit the Allocation in dispute for resolution to BDO Seidman, LLP (or, if such firm shall decline or be unable to act, or is not, at the time of such submission, independent of the Purchasers and the Seller, then to another independent valuation or accounting firm of international reputation mutually acceptable to the Seller and the Purchasers), which shall, as soon as practicable after such submission, determine and report to the Seller and the Purchasers its resolution of the Allocation. The report of such firm shall be final and binding upon the parties hereto. The fees for such firm shall be paid in the same manner as the Independent Accounting Firm as described in Section 2.08(b). The Allocation shall be binding upon the Purchasers and the Seller and neither party (nor any of their Affiliates) shall file any Tax Return, or take a position with a Tax authority, that is inconsistent with the Allocation unless otherwise required by applicable Law. The Seller and the Purchasers hereby agree to revise the Allocation to reflect any adjustment made to the Purchase Price pursuant to Section 2.08.
     Section 7.10 Options.
          (a) Options. In the event that subsequent to the Closing Date any current or former employee of a Company exercises options to purchase stock of Parent, which options were received by such employee in connection with the performance of services for such Company or any Affiliate thereof, as the case may be, and are outstanding on the Closing Date (the “HLTH Options”), the Seller and the Purchasers agree and acknowledge that they shall report the exercise of the HLTH Options in accordance with Section 7.10(b).
          (b) Compensation Expense; Employment Taxes; Reimbursement. Upon the exercise of the HLTH Options, the Seller or one of its Affiliates (and not the Purchasers or any of their Affiliates) shall (i) claim the compensation expense deduction associated with such exercise measured by the fair market value of the stock subject to the HLTH Options at the time of such exercise (less the exercise price) (the “Compensation Deduction”), (ii) pay all employment and withholding Taxes resulting from such exercise and (iii) file all Tax Returns related to the payment of such employment and withholding Taxes.

          (c) If, upon the subsequent disposition of an audit or other examination by a Governmental Authority (whether by settlement or otherwise), it is determined that a Compensation Deduction should properly have been reported by the Purchasers or one of their Affiliates and not by the Seller or one of its Affiliates, then:
          (i) if necessary, the Seller shall notify the Purchasers and shall provide the Purchasers with adequate information so that it can reflect the Compensation Deduction on the appropriate Tax Returns;
          (ii) the Purchasers shall pay the Seller the amount of any Tax Benefits realized by the Purchasers or any of their Affiliates that relates to any adjustments resulting from such Compensation Deduction within thirty (30) days of the date such Tax Benefits are realized; and
          (iii) notwithstanding the foregoing, the Purchasers shall only be required to take steps to obtain such Tax Benefit or to pay the Seller if, in the opinion of the Purchasers’ Tax counsel, which counsel shall be reasonably acceptable to the Seller, the reporting of such Tax Benefit shall not subject the Purchasers or any of their Affiliates to the imposition of a penalty unless the Seller agrees to indemnify the Purchasers for such penalty.
          (d) For purposes of this Section 7.10, the party receiving the Tax Benefit shall be deemed to be subject to the maximum U.S. federal income Tax, state income Tax, and foreign income Tax rates then in effect and the Tax Benefit shall be deemed to have been realized at the time the adjustments giving rise to such Tax Benefit are properly reported on such party’s federal income Tax Return.
ARTICLE VIII
CONDITIONS TO CLOSING
     Section 8.01 Conditions Precedent to Obligations of Each Party. The obligations of the Purchasers and the Seller under this Agreement to consummate the transactions contemplated hereunder are subject to the satisfaction at or prior to the Closing of the following conditions:
          (a) No Injunctions. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any applicable Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.
          (b) Antitrust. Any waiting period (and any extension thereof) under the HSR Act or the German ARC shall have expired or shall have terminated or the respective merger clearance has been granted (as the case may be), in each case with the effect that the parties hereto are permitted to consummate the transactions contemplated hereby in compliance with the HSR Act or the German ARC.
     Section 8.02 Conditions Precedent to Obligations of the Seller. The obligations of the Seller under this Agreement to consummate the transactions contemplated hereunder are subject to the satisfaction at or prior to the Closing of the following additional conditions, any one or more of which may be waived, in whole or in part, by the Seller:
          (a) Accuracy of Representations and Warranties. Each of the representations and warranties of the Purchasers contained in this Agreement shall be true and correct in all respects on the date of this Agreement and as of the Closing Date, with the same force and effect as if made as of the Closing Date, other than such representations and warranties that are made as of another date, which shall be true and correct in all respects as of such date, except where any failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation by a Purchaser of the transactions contemplated by this Agreement (it being understood that for purposes of determining the accuracy of such representations and warranties all materiality and similar qualifications and exceptions contained in such representations and warranties shall be disregarded).
          (b) Compliance with Covenants. The covenants and agreements contained in this Agreement to be complied with by each Purchaser at or before the Closing shall have been complied with in all material respects.
          (c) Closing Deliveries by the Purchasers. Each Purchaser shall have satisfied all its obligations under Section 2.06.
          (d) Note Purchase Agreement. All of the closing conditions set forth in the Note Purchase Agreement that are required to be satisfied by Newco shall have been satisfied and Newco shall have issued and delivered the Purchaser Notes to the Seller in accordance with the Note Purchase Documents and as provided herein.
     Section 8.03 Conditions Precedent to Obligations of the Purchasers. The obligations of each Purchaser under this Agreement to consummate the transactions contemplated hereunder are subject to the satisfaction at or prior to the Closing of the following additional conditions, any one or more of which may be waived, in whole or in part, by such Purchaser:
          (a) Accuracy of Representations and Warranties. Each of the representations and warranties of the Seller contained in this Agreement shall be true and correct in all respects on the date of this Agreement and as of the Closing Date, with the same force and effect as if made as of the Closing Date, other than such representations and warranties that are made as of another date, which shall be true and correct in all respects as of such date, except where any failure of such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect (it being understood that for purposes of determining the accuracy of such representations and warranties all materiality, Material Adverse Effect and similar qualifications and exceptions contained in such representations and warranties shall be disregarded).
          (b) Compliance with Covenants. The covenants and agreements contained in this Agreement to be complied with by the Seller at or before the Closing shall have been complied with in all material respects.

          (c) Closing Deliveries by the Seller. The Seller shall have satisfied all its obligations under Section 2.05, including delivery to a Purchaser of a copy of the fully executed Transition Services Agreement in the form substantially similar to Exhibit 1.01(b) attached hereto.
          (d) Note Purchase Agreement. All of the closing conditions set forth in the Note Purchase Agreement that are required to be satisfied by the Seller shall have been satisfied and the Seller shall have accepted the issuance of the Purchaser Notes in payment of the portion of the Purchase Price to be evidenced by the Purchaser Notes.
ARTICLE IX
INDEMNIFICATION
     Section 9.01 Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing regardless of any investigation made by or on behalf of the Seller or the Purchasers, for a period of eighteen (18) months after the Closing Date; provided, however, that: (a) the representations and warranties contained in Section 3.01, Section 3.02, Section 3.03, Section 3.23, Section 4.01 and Section 4.07 shall survive the Closing indefinitely; (b) the representations and warranties contained in Section 3.10, Section 3.11, Section 3.12 and Section 3.14 shall survive the Closing regardless of any investigation made by or on behalf of the Seller or the Purchasers for a period of two (2) years after the Closing Date; (c) the representations and warranties contained in Section 3.15 shall not survive the Closing; provided, that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 9.01 shall survive until such claim is finally and fully resolved; and (d) the rights and obligations of the parties with respect to the matters set forth on Schedule 5.15 shall be solely governed by the terms and conditions set forth therein and shall not be subject to the provisions of this Article IX. The survival periods set forth in the preceding sentences are in lieu of, and the parties expressly waive, any otherwise applicable statute of limitations.
     Section 9.02 Indemnification by the Seller. The Purchasers shall be indemnified and held harmless by the Seller for and against all Losses arising out of or resulting from: (i) the breach of any representation or warranty made by the Seller contained in this Agreement (it being further understood that for purposes of this Section 9.02 all materiality, Material Adverse Effect and similar qualifications and exceptions contained in such representations and warranties shall be disregarded) and (ii) the breach of any covenant or agreement by the Seller or Parent contained in this Agreement.
     Section 9.03 Indemnification by the Purchasers. The Seller shall be severally, and not jointly, indemnified and held harmless by each Purchaser for and against such Purchaser’s Pro Rata Portion of any and all Losses, arising out of or resulting from: (i) the breach of any representation or warranty made by such Purchaser contained in this Agreement (it being understood that for purposes of this Section 9.03 all materiality and similar qualifications and exceptions contained in such representations and warranties shall be disregarded); (ii) the breach of any covenant or agreement by such Purchaser contained in this Agreement; or (iii) any claim or cause of action by any Person arising before or after the Closing against the Seller with respect to the operations of the Companies including, but not limited to, those pertaining to products manufactured, designed and/or sold prior to or after the Closing, except for claims or causes of action with respect to which the Seller is obligated to indemnify the Purchasers pursuant to Section 9.02.
     Section 9.04 Limits on Indemnification.
          (a) No claim may be asserted nor may any Action be commenced against either party for breach of any representation, warranty or covenant contained herein, unless written notice of such claim or Action is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty or covenant on which such claim or Action is based ceases to survive as set forth in Section 9.01.
          (b) Notwithstanding anything to the contrary contained in this Agreement: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.02(i) and (ii) or Section 9.03(i) and (ii), unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds 1.75% of the Purchase Price after which the Indemnifying Party shall be liable only for those Losses in excess of such amount; (ii) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 9.02(i) and (ii) or Section 9.03(i) and (ii) shall be an amount equal to 10% of the Purchase Price; provided, that none of the foregoing limitations set forth in clauses (i) and (ii) herein shall apply to any breach of the representations, warranties or covenants set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.23, Section 6.01(d) or Article VII, for which the maximum amount of indemnifiable Losses which may be recovered shall equal the Purchase Price.
          (c) (i) Neither party shall have any liability under any provision of this Agreement for any punitive, incidental or consequential damages; (ii) no Losses may be claimed under Section 9.02 or Section 9.03 by any Indemnified Party to the extent such Losses are attributable to an adjustment to the Purchase Price pursuant to Section 2.07 or Section 2.08; (iii) no breach by the Seller of any representation, warranty, covenant or agreement in this Agreement shall be deemed to be a breach of this Agreement for any purpose hereunder, and neither the Purchasers nor any Affiliate of the Purchasers shall have any claim or recourse against the Seller or its directors, officers, employees, Affiliates, controlling persons, agents, advisors or representatives with respect to such breach, under Article VII, this Article IX or otherwise, if, prior to the execution of this Agreement, either of the Purchasers had Knowledge of such breach; and (iv) no representation, warranty, covenant or agreement of the Seller shall be deemed breached as a result of the Seller failing to secure any consents, permits, licenses or authorizations from third-parties, or upon the termination of any agreements, consents, permits or licenses as a result of such failure, unless (A) such agreement, consent, permit or license is listed in Section 3.04, Section 3.10 or Section 3.12 of the Disclosure Schedule and the Seller has failed to use commercially reasonable efforts to obtain the necessary consent, permit, license or authorization, or (B) such agreement, consent, permit or license is not listed in Section 3.04, Section 3.10 or Section 3.12 of the Disclosure Schedule and would have been required to be so listed pursuant to the appropriate representation and warranty, nor shall a Purchaser make any claim for, or have any right to, indemnification or any other recovery for any Loss as a result of, or arising out of, relating to or in connection with, such failures or terminations as described in this sentence.
          (d) For all purposes of this Article IX, “Losses” shall be net of (i) any insurance, indemnification or other recoveries paid to the Indemnified Party or its Affiliates under any insurance policy or any other Contract in connection with the facts giving rise to the right of indemnification (after deducting the costs, fees and expenses incurred in connection with obtaining such payment); and (ii) any Tax Benefits actually realized (either by Cash refund or actual reduction of Taxes otherwise payable) net of any Tax detriments actually realized (either by Cash refund or increase in Taxes otherwise payable) by the Indemnified Party or its Affiliates during or prior to the Tax period in which the indemnification payment is made arising in connection with the accrual, incurrence or payment of any such Losses. If a Tax Benefit or Tax detriment is incurred after an indemnification payment has been made, an appropriate adjusting payment shall be made by or to the Indemnified Party to give effect to clause (ii) above at the time that such Tax Benefit or Tax detriment is actually realized.
     Section 9.05 Notice of Loss; Third-Party Claims.
          (a) An Indemnified Party shall give the Indemnifying Party written notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within thirty (30) days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is actually and materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party or otherwise than pursuant to this Article.
          (b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment made by any Person who is not a party to this Agreement (each, a “Third-Party Claim”) against it which may give rise to a claim for Losses under this Article IX, within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third-Party Claim; provided, that the failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is actually and materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party or otherwise than pursuant to this Article. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party against any Losses that may result from such Third-Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice and reasonably satisfactory to the Indemnified Party, if it gives notice of its intention to do so to the Indemnified Party within fifteen (15) days of the receipt of such notice from the Indemnified Party. If the Indemnifying Party timely elects to assume the defense of any Third-Party Claim, the Indemnified Party may participate in such defense, but in such case the expenses of the Indemnified Party shall be paid by the Indemnified Party;

provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party for the same counsel to represent both the Indemnifying Party and the counsel for the Indemnifying Party concurs with such assertion (which concurrence shall not be unreasonably withheld or delayed), then the Indemnified Party shall be entitled to retain separate counsel (but no more than one (1) outside counsel, plus local counsel in each jurisdiction where such counsel is reasonably required). The Indemnifying Party shall reimburse the Indemnified Party for the reasonable fees and expenses of such counsel, to the extent such fees and expenses are incurred solely in connection with the matters with respect to which counsel to the Indemnifying Party agrees there is conflict of interest. In the event that the Indemnifying Party exercises the right to undertake the defense of any Third-Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not settle such claim or proceeding, unless the Indemnifying Party consents in writing to such settlement. If the Indemnifying Party fails to defend, or if, after commencing or undertaking any such defense, the Indemnifying Party fails to prosecute or withdraws from the defense of the Third-Party Claim, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Party’s expense. If the Indemnified Party assumes the defense of any Third-Party Claim and proposes to settle such claim prior to a final judgment thereon or to forego appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such Third-Party Claim. No such Third-Party Claim may be paid or settled by the Indemnified Party without the prior written consent of the Indemnifying Party. If the Indemnifying Party assumes or reassumes the defense of any Third-Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which may be withheld in the Indemnified Party’s sole discretion), enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third-Party Claim if such settlement, compromise or judgment (i) involves a finding or admission of wrongdoing by the Indemnified Party or any of its Affiliates, (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party and its Affiliates from all liability in respect of such Third-Party Claim or (iii) imposes equitable remedies or any obligation on the Indemnified Party or any of its Affiliates other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder
     Section 9.06 Remedies.
          (a) The Purchasers have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Companies and their respective businesses. The Purchasers acknowledge and agree that they and their representatives have been provided adequate access to the personnel, properties, premises and records of the Companies and their respective businesses for such purpose. The Purchasers and the Seller acknowledge and agree that they are not entitled to rely on any representations or warranties or other statements of fact or opinion, other than the representations and warranties expressly set forth in this Agreement.

          (b) The Purchasers and the Seller acknowledge and agree that, other than for claims and causes of action based on fraud, following the Closing, the indemnification provisions of this Article IX shall be the sole and exclusive remedies of the Purchasers and the Seller for any breach by the other party of the representations and warranties in this Agreement and for any failure by the other party to perform and comply with any covenants and agreements in this Agreement.
          (c) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto hereby acknowledge and agree that in the event of a breach or threatened breach by the Seller, on the one hand, or a Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the non-breaching party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other party and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party under this Agreement to the fullest extent permissible pursuant to applicable Law and to thereafter cause the sale of the Shares to be consummated. Each Purchaser hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of, the Purchasers under this Agreement. The parties hereto further agree that (x) by seeking the remedies provided for in this Section 9.06(c) a party shall not in any respect waive its rights to seek any other form of relief that may be available to a party under this Agreement (including monetary damages), in the event the remedies provided for in this Section 9.06(c) are not available or are otherwise not granted, and (y) nothing set forth in this Section 9.06(c) shall require any party to institute any proceeding for specific performance under this Section 9.06(c) prior to or as a condition to exercising any termination right under Article X (and pursuing damages after such termination).
          (d) Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of a Purchaser or the Seller, after the consummation of the purchase and sale of the Shares contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. Each party shall use reasonable best efforts to mitigate its Losses upon becoming aware of any event which would reasonably be expected to give rise thereto.
          (e) Subject to the following sentence, in furtherance and not in limitation of the foregoing, in the event any Losses are recoverable under insurance policies or other collateral sources the Purchasers shall pursue recovery of such Losses under such insurance policies or other collateral sources; provided, that in the event any amounts recovered or recoverable under insurance policies or other collateral sources are not received before any claim for indemnification is paid pursuant to Section 9.02, then the Purchasers shall pursue such insurance policies or collateral sources (other than as aforesaid), and in the event a Purchaser receives any recovery, the amount of such recovery (net of any costs incurred by such Purchaser in pursuing such recovery) shall be applied to refund any payments made by the Seller which would not have been so paid had such recovery been obtained prior to such payment. If a Purchaser fails to pursue recovery against a customer or supplier, then the Seller shall, at its sole cost and expense, have the right of subrogation to pursue such customer or supplier and may take any reasonable actions necessary to pursue such rights of subrogation in its name or the name of the party from whom subrogation is obtained. The Purchasers shall reasonably cooperate, and cause their Affiliates to reasonably cooperate, with the Seller to pursue any such subrogation claim; provided, that if the Purchasers, at any time, request that the Seller cease pursuing recovery against such customer or supplier, the Seller shall cease pursuing such recovery and the Purchasers shall (i) forfeit their claims for indemnification to the extent of the subrogated claim for which such recovery was sought, (ii) refund to the Seller any payment made by the Seller to a Purchaser in connection with such claim and (iii) refund to the Seller the Seller’s reasonable costs (including legal fees and expenses) incurred in connection with such claim.
          (f) In furtherance and not in limitation of the foregoing, the Purchasers acknowledge and agree that no representation or warranty is being made by or on behalf of the Seller with respect to the future operating or financial performance of the Companies. In connection with the Purchasers’ investigation of the Companies, the Purchasers have received certain estimates, projections, forecasts, plans, budgets and similar forward-looking statements, materials and information regarding or relating to the future operating and financial performance of the Companies. The Purchasers hereby acknowledge and agree that there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information, that each Purchaser is familiar with such uncertainties, that each Purchaser is taking full responsibility for making its own evaluation of all estimates, projections, forecasts, plans, budgets and similar forward-looking statements, materials and information provided to it regarding the Companies.
     Section 9.07 Tax Matters. Anything in this Article IX to the contrary notwithstanding, the rights and obligations of the parties with respect to indemnification for any and all Tax matters (excluding Section 3.14) shall be solely governed by Article VII and shall not be subject to the provisions of this Article IX.
     Section 9.08 No Right of Set-Off. For the avoidance of doubt, the Seller agrees that if and to the extent any payment obligations are due and owing by the Seller pursuant to this Agreement, the Seller shall not set-off against, or otherwise seek to reduce any such payment obligations by, any amounts then or thereafter payable by Newco under the Purchaser Notes or this Agreement unless, and only to the extent, that such other amounts are due and owing by Newco in accordance with the terms of the Purchaser Notes or this Agreement, as applicable, at the time of the proposed set-off. The Seller hereby waives any defense based on any such right of set-off or other right of reduction with respect to such payment obligations, and the Seller agrees not to delay the payment of any such payment obligations owed by the Seller with the primary purpose of exercising any such right of set-off.
ARTICLE X
TERMINATION
     Section 10.01 Termination. This Agreement may be terminated at any time prior to the Closing:

          (a) by mutual written consent of the Seller and the Purchasers;
          (b) by either the Seller or the Purchasers if the Closing shall not have occurred by March 17, 2010 (the “Termination Date”); provided, however, that if, as of such date, the waiting periods, and any extensions thereof, applicable to the transactions contemplated by this Agreement pursuant to the HSR Act or the German ARC shall have not expired or been terminated or any consent required to be obtained pursuant to the HSR Act or the German ARC shall not yet have been obtained, then the Termination Date may be extended at the election of either the Purchasers or the Seller to a date no later than June 17, 2010; provided, further, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
          (c) by either the Purchasers or the Seller in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable; provided, that the party so requesting termination shall have used its reasonable best efforts, in accordance with Section 5.09, to have such Governmental Order vacated.
          (d) by the Purchasers if the Seller shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which would give rise to the failure of a condition set forth in Article VIII, which breach cannot be or has not been cured by the Termination Date as may be extended pursuant to Section 10.01(b);
          (e) by the Seller if a Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which would give rise to the failure of a condition set forth in Article VIII, which breach cannot be or has not been cured by the Termination Date as may be extended pursuant to Section 10.01(b); or
          (f) by the Purchasers, if between the date hereof and the Closing, a Material Adverse Effect shall have occurred, which has not been cured prior to the Termination Date.
     Section 10.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 10.01, (a) the Purchasers shall return to the Seller all documents and other materials received from the Seller, the Companies and their respective Affiliates or agents (and an authorized officer of each Purchaser shall certify the destruction of all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated hereby, whether obtained before or after the date of this Agreement; and (b) this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (i) as set forth in Section 5.03, this Section 10.02 and Article XI and (ii) that nothing herein shall relieve either party from liability for any breach of this Agreement occurring prior to such termination.
ARTICLE XI
GENERAL PROVISIONS
     Section 11.01 Expenses. Except as otherwise specified in this Agreement, all costs and expenses (including fees and disbursements of counsel, financial advisors and accountants)

incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred.
     Section 11.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):
(a)	if to the Seller:

SNTC Holding, Inc. c/o HLTH Corporation River Drive Center 2 669 River Drive Elmwood Park, New Jersey 07407-1371 Attention: General Counsel Facsimile: (201) 703-3443

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Attention: Robert M. Katz, Esq. Facsimile: (646) 848-8008

(b)	if to the Purchasers:

Aurora Equity Partners III L.P.
Aurora Overseas Equity Partners III, L.P.
c/o Aurora Capital Group
10877 Wilshire Boulevard, Suite 2100
Los Angeles, California 90024
Attention: Timothy J. Hart, Esq.
Facsimile: (310) 277-5591

with a copy to:

Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Attention: Bruce D. Meyer, Esq. Facsimile: (213) 229-7520

     Section 11.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
     Section 11.04 Entire Agreement. This Agreement (including all exhibits and the Disclosure Schedule), the Transition Services Agreement, the Parent Guarantee and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Purchasers with respect to the subject matter hereof and thereof.
     Section 11.05 Assignment. This Agreement may not be assigned without the express written consent of the parties hereto (except by operation of law, including without limitation, the WebMD Merger, or any reorganization, consolidation or merger of Parent in which Parent is not the surviving entity); except that the Purchasers shall, prior to the Closing, assign this Agreement without the consent of the Seller or Parent to Newco, provided, that such assignment shall not relieve the Purchasers of all of their obligations under this Agreement unless and until the consummation of the Closing and provided, further, that Newco shall have executed the Assignment and Assumption Agreement and received a cash contribution from each Purchaser in accordance with Section 2.04(d), at which point, Newco shall have assumed the Purchasers’ rights and obligations hereunder in full and Newco shall become responsible for the obligations assigned to it and the Purchasers shall be fully relieved of all of their obligations pursuant to this Agreement. Upon any such permitted assignment, the references in this Agreement to the Purchasers or a Purchaser shall apply to Newco unless the context otherwise requires.
     Section 11.06 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchasers or (b) by a waiver in accordance with Section 11.07.
     Section 11.07 Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby and, if required under applicable Law, countersigned by the other party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

     Section 11.08 Disclosure Schedule. Any matter, information or item disclosed in the Disclosure Schedule, under any specific representation or warranty or schedule number hereof, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation or warranty in this Agreement in respect of which such disclosure is reasonably apparent on its face. The inclusion of any matter, information or item in the Disclosure Schedule shall not be deemed to constitute an admission of any liability by the Seller or any of the Companies to any third-party or otherwise imply that any such matter, information or item is material or creates a measure for materiality or Material Adverse Effect for the purposes of this Agreement.
     Section 11.09 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article IX relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.
     Section 11.10 Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.
     Section 11.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.
     Section 11.12 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto hereby (a) certifies that no Representative of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certification in this Section 11.12.

     Section 11.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.
* * * * *

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLER SNTC HOLDING, INC.
By:	/s/ Frank J. Failla
	Name:	Frank J. Failla, Jr.
	Title:	Assistant Treasurer

PURCHASERS AURORA EQUITY PARTNERS III L.P. By: Aurora Capital Partners III L.P., its General Partner By: Aurora Advisors III LLC, its General Partner
By:	/s/ Timothy J. Hart
	Name:	Timothy J. Hart
	Title:	Vice President, Secretary and General Counsel

AURORA OVERSEAS EQUITY PARTNERS III, L.P. By: Aurora Overseas Capital Partners III, L.P., its General Partner By: Aurora Overseas Advisors III, LDC, its General Partner
By:	/s/ Timothy J. Hart
	Name:	Timothy J. Hart
	Title:	Vice President, Secretary and General Counsel